Exhibit 99.1

The Descartes Systems Group Inc.

Annual Meeting of Shareholders

to be held on

May 29, 2014

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual Meeting of Shareholders (“Notice of Meeting”)
Thursday, May 29, 2014

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, May 29, 2014, in the Cambridge Room at the Holiday Inn Cambridge at 200 Holiday Inn Drive, Cambridge, Ontario, Canada at 11:00 a.m. (Eastern time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2014, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors;

4.	to consider and, if thought advisable, approve the continuation, amendment and restatement of the Corporation’s Shareholder Rights Plan; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 29, 2014 will be eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Waterloo, Ontario time) on May 28, 2014 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on May 1, 2014.

TABLE OF CONTENTS
SOLICITATION OF PROXIES		1
APPOINTMENT OF PROXYHOLDER		1
Registered Shareholders		1
Non-Registered Shareholders		2
REVOCATION OF PROXIES		3
VOTING OF PROXIES		3
VOTING OF SHARES		3
PRINCIPAL HOLDERS OF VOTING SHARES		4
CURRENCY		4
MATTERS TO BE ACTED UPON AT THE MEETING		4
1.	Presentation of Financial Statements	4
2.	Election of Directors	4
3.	Re-appointment of Auditors	7
4.	Continuation, Amendment and Restatement of Shareholder Rights Plan	8
5.	Other Matters	12
SECURITY-BASED COMPENSATION PLANS		13
Common Shares Authorized for Issuance Under Equity Compensation Plans		13
1998 Shareholder-Approved Stock Option Plan		13
PRSU Plan		16
Directors’ DSU Plan		19
Cash-settled RSU Plan		19
COMPENSATION		20
Compensation Committee		20
Compensation Committee Report		21
Compensation Discussion and Analysis		21
Overview of Compensation Program		21
Compensation Oversight Process		22
Use of Compensation Consultants		22
Role of Executive Officers in the Compensation Process		23
Compensation Philosophy		23
Compensation-related Risks		24
Compensation Objectives		25
Fiscal 2014 Compensation of Named Executive Officers		30
Summary Compensation Table		39
Outstanding NEO Option-based Awards and Share-based Awards		40
NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2014		41
NEO Termination and Change of Control Benefits		41

Quantitative Estimates of Payments to NEOs upon Termination or Change of Control	43
Arrangements Regarding Departure of Former Chief Executive Officer	44
Director Compensation	45
Compensation Policies	45
Fiscal 2014 Compensation	46
Outstanding Director Option-Based Awards and Share-based Awards	46
Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2014	47
Equity Ownership Policies	47
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	48
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	49
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	49
Board of Directors	50
Mandate of the Board of Directors	51
Committee Charters and Position Descriptions	52
Audit Committee	52
Compensation Committee	54
Corporate Governance Committee	54
Nominating Committee	55
Ethical Business Conduct	56
Majority Voting Policy	56
Orientation and Continuing Education	57
Board of Directors, Committee and Individual Director Assessments	59
Succession Planning	59
GENERAL	59
SHAREHOLDER PROPOSALS	59
APPROVAL BY THE BOARD OF DIRECTORS	60
SCHEDULE “A”
TEXT OF RESOLUTION REGARDING THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	A-1
SCHEDULE “B”
SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	B-1
SCHEDULE “C”
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA AND ADJUSTED EBITDA PER DILUTED SHARE	C-1
SCHEDULE “D”
MANDATE FOR THE BOARD OF DIRECTORS	D-1

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Thursday, May 29, 2014

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, May 29, 2014 at 11:00 a.m. (Eastern time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Eastern time) on May 28, 2014 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, on any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (866) 249-7775.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation’s expense. The Corporation is not distributing copies of this Circular and accompanying Notice of Meeting directly to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-0082, at any time up to and including 11:00 a.m. (Eastern time) on May 28, 2014, or in the case of any adjournment of the Meeting, on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for, against or withheld from voting, as applicable, in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. If no choice is specified in the proxy with respect to a particular matter identified in the accompanying Notice of Meeting, the Common Shares represented by proxies given in favour of the persons designated by Management will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted or withheld from voting by those persons pursuant to such discretionary authority.

VOTING OF SHARES

The board of directors (the “Board”) has fixed April 29, 2014 as the record date for the Meeting. Shareholders of record at the close of business on April 29, 2014 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting. As at April 29, 2014, the Corporation had 63,682,203 Common Shares issued and outstanding, each entitling the holder to one vote, without cumulation, on each matter to be voted on at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Corporation or its shareholders.

A quorum for the transaction of business at the Meeting shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding

Common Shares entitled to vote at the Meeting. A quorum is required only at the opening of the Meeting.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act (“CBCA”) provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at April 30, 2014, no person or company beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the noon foreign exchange rate on January 31, 2014, the last business day of fiscal 2014. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.1119.

MATTERS TO BE ACTED UPON AT THE MEETING

1.           Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2014 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements at the Meeting.

2.           Election of Directors

The number of directors to be elected at the Meeting is eight (8). Under the Corporation’s by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

The Board has adopted a policy (the “Majority Voting Policy”) whereby, in an uncontested election of directors, any nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares withheld from voting, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee, or such other committee of the Board as is applicable, will promptly consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee (subject to the terms of the Majority Voting Policy) or Board deliberations on the resignation offer.

Except where authority to vote in respect of the election of directors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the nominees listed in the table below under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each of the 8 people proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, certain information, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Stock Options
David Anderson, B.A., Ph.D. Biddeford, Maine, U.S.A. Age – 69 Chair - Compensation Committee Member - Nominating Committee	2011	5,000	13,659	7,393	0	0	0
Since 2003, Mr. Anderson has served as managing director of Supply Chain Ventures, LLC, a venture capital and consulting company specializing in marketing, sales and operations software investing. Prior to founding Supply Chain Ventures, from 1990 to 2002, Mr. Anderson was a managing partner at Accenture, a global management consulting, technology services and outsourcing company where he was instrumental in building Accenture’s supply chain management practice in North America, Asia and Europe. Before joining Accenture, Mr. Anderson previously served as a vice president in charge of logistics consulting of Temple, Barker & Sloane, Inc. (now Oliver Wyman) and a vice president of Data Resources, Inc. (now part of IHS/Global Insights, Inc.). Mr. Anderson is a Fellow of the Chartered Institute of Logistics and Transport in the United Kingdom and a Member of the Supply Chain Management Professionals in the United States. Mr. Anderson serves on the board of directors of privately-owned U.S. corporations Aiko Biotechnology and Steelwedge Software, Inc., serves as Chairman of Control Group, Inc. and as a director of Placester, Inc. and NBDnano, Inc. Mr. Anderson has been awarded a Bachelor of Arts degree from the University of Connecticut and a Doctor of Philosophy degree in econometrics and finance from Boston College. From December 2006 to October 2009, Mr. Anderson was a director of New Vine Logistics, Inc. (“New Vine”). New Vine was a privately-held provider of fulfillment and compliance solutions for direct-to-consumer winery shipments. In July 2009, Silicon Valley Bank, a senior debt holder in New Vine, foreclosed on its debt and then Inertia Beverage Group subsequently acquired all of the assets of New Vine in a public auction. On October 23, 2009 New Vine filed a voluntary petition for liquidation under Chapter 7 in the US Bankruptcy Court for the Northern District of California.

David I. Beatson, B.Sc., M.B.A. Hillsborough, California, U.S.A. Age – 66 Member - Audit Committee Member - Compensation Committee	2006	5,252	18,632	3,743	0	0	0
Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay-Area consulting firm focusing on strategic planning and mergers and acquisitions. From December 2006 to October 2012, Mr. Beatson was Chief Executive Officer of GlobalWare Solutions, a full-service provider of e-commerce services along with digital and physical supply chain management solutions with operations in North America, Europe and Asia. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and Chief Executive Officer of Circle International Group, Inc., a global transportation and logistics company, and as President and Chief Executive Officer of US-based air and ocean freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors, chair of the audit committee and member of the compensation committee of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Stock Options
Eric Demirian, B.BM., CGA, CPA, C.A. Toronto, Ontario, Canada Age – 55 Chair - Audit Committee Member - Corporate Governance Committee	2011	10,000	13,659	7,393	0	0	0
Mr. Demirian is a Chartered Professional Accountant, Chartered Accountant and Certified General Accountant. Since 2004, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of executive vice president of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PriceWaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communication Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ESL), Redline Communications Inc. (TSX:RDL), and Imax Corporation (NYSE:IMAX, TSX:IMX). In addition to being Chair of the Corporation’s audit committee, Mr. Demirian is Chair of the audit committee of each of Enghouse Redline and Imax. Mr. Demirian is a former director and chair of the audit committee of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian is also a member of the Advisory Council for the Ted Rogers School of Management at Ryerson University (Toronto, Canada).

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Age – 53 Member - Corporate Governance Committee	2000	5,000	20,680	3,743	0	0	0
Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising on securities and business law matters, with a focus on mergers and acquisitions, corporate finance and private equity transactions. He has particular expertise in advising issuers, investors and investment dealers in the technology sector. Mr. Hewat has served as a director of a number of private and public companies, and is a member of the Securities Advisory Committee to the Ontario Securities Commission. Blake, Cassels & Graydon LLP provided legal services to the Corporation during the fiscal year ended January 31, 2014 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2015.

Jane O’Hagan, B.A.(Hons.) Calgary, Alberta, Canada Age – 50	New Nominee	0	0	0	0	0	0
Ms. O’Hagan is a new nominee for election to the Board. Since 2010, Ms. O’Hagan has been the Executive Vice President and Chief Marketing Officer of Canadian Pacific Railway Limited (“CP Rail”), a railway. Ms. O’Hagan has worked at CP Rail since 2002 as Senior Vice President, Strategy, Yield and Product Design (2008-2009), Vice President Strategy and External Affairs (2005-2008) and Assistant Vice President, Strategy and Research (2002-2005). Prior to her roles at CP Rail, Ms. O’Hagan was the principal health care consultant for Organomics, Inc. (2001-2002). Prior to her role at Organomics, Ms. O’Hagan was a consultant and Vice President, Strategy & Business Development at the Greater Baltimore Medical Center (1995-2001). Ms. O’Hagan has a Bachelor of Arts (Hons.) and a Bachelor of Administrative and Commercial Studies from the University of Western Ontario (London, Ontario, Canada) and graduate studies in Program and Policy Studies from the University of Western Ontario. Ms. O’Hagan is a Director and Joint Chair of Lanzhou Pacific Logistics in Beijing, China, the first Sino-foreign railway joint venture logistics enterprise invested by CP Rail and the China Railway Container Transport Co., Ltd. Ms. O’Hagan represents CP Rail on the Province of British Columbia’s Asia Pacific Gateway Executive Council. In December 2012, Ms. O’Hagan was named one of Canada’s 2012 Top 100 Most Powerful Women by the Women Executive Network, an organization dedicated to recognizing the achievements of women who hold senior positions in Canada’s corporate community.

Edward J. Ryan, B.A. Fort Washington, Pennsylvania, U.S.A. Age – 45 Chief Executive Officer	New Nominee	7,549	0	10,085	71,314	61,253	200,000
Mr. Ryan is a new nominee for election to the Board. Mr. Ryan is Descartes’ Chief Executive Officer, having been appointed to that position in November 2013. Since 2000, Mr. Ryan has occupied various senior management positions within Descartes, with particular focus on the Corporation’s network and recurring business. Prior to his appointment as Chief Executive Officer, Mr. Ryan served as the Corporation’s Chief Commercial Officer (June 2011 - November 2013), Executive Vice President, Global Field Operations (July 2007 - June 2011), General Manager, Global Logistics Network (June 2004 – July 2007) and Vice President, Sales (February 2000 – June 2004). Mr. Ryan first joined Descartes in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated. Mr. Ryan has a Bachelor of Arts from Franklin and Marshall College in Lancaster, Pennsylvania, U.S.A.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Stock Options
John J. Walker, B.Sc., C.P.A. Wyckoff, New Jersey, U.S.A. Age – 61 Member - Audit Committee Member - Nominating Committee	2011	1,500	12,439	6,964	0	0	0
Mr. Walker is a corporate director who was appointed to the Board and Audit Committee in September 2011 and joined the Nominating Committee in May 2012. Mr. Walker is a Certified Public Accountant and a Chartered Global Management Accountant, with twenty-one years of experience as a Chief Financial Officer with both public and private companies. Most recently, he served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their investor and business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker started his career in the New York office of then-Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Stephen Watt, Ph.D., ICD.D London, Ontario, Canada Age – 54 Chair of the Board Member - Compensation Committee Chair - Corporate Governance Committee Chair - Nominating Committee	2001	7,932	69,386	3,743	0	0	0
Dr. Watt has been a professor at the University of Western Ontario since 1997. There, he was chair of the department of Computer Science from 1997 to 2002 and has directed the Ontario Research Centre for Computer Algebra since 1999.  Prior to joining UWO, Dr. Watt held positions at the IBM T.J. Watson Research (USA), the University of Nice and INRIA (France). Dr. Watt has also served as a director of Waterloo Maple Inc. and of the Fields Institute for Research in Mathematical Sciences. In 2011, Dr. Watt was named Distinguished University Professor of the University of Western Ontario, the university’s highest recognition for academics. In 2012, Dr. Watt joined the board of directors of Waste Diversion Ontario, a corporation that oversees Ontario’s waste diversion programs.  In 2013, Dr. Watt joined UWO’s pension board, which selects and oversees the management of 16 investment funds. Dr. Watt served as Chair of the Board of the Corporation from September 2003 to May 2007, served as Lead Director from June 2011 to December 2013, and was appointed as Chair of the Board again in December 2013.

3.	Re-appointment of Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. Deloitte LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2014 (“fiscal 2014”) and the fiscal year ended January 31, 2013 (“fiscal 2013”), the Corporation incurred the approximate fees set out below for the services of Deloitte LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada closing foreign exchange rate on the last business day of the applicable fiscal period.

Audit Fees
Audit fees incurred with Deloitte LLP were $493,065 for fiscal 2014 as compared to $542,626 for fiscal 2013. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements and the accompanying attestation report regarding the Corporation’s internal control over financial reporting contained in the Corporation’s Annual Report on Form 40-F, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees
Audit-related fees incurred with Deloitte LLP were $135,391 for fiscal 2014 as compared to $79,904 for fiscal 2013. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards.

Tax Fees
No tax fees were incurred with Deloitte LLP for either fiscal 2014 or fiscal 2013.

All Other Fees
All other fees incurred with Deloitte LLP were $361 for fiscal 2014 as compared to $0 for fiscal 2013.

Except where authority to vote in respect of the appointment of auditors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to re-appoint Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed.

4.	Continuation, Amendment and Restatement of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve, with or without amendment, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the shareholder rights plan of the Corporation. The text of the Rights Plan Resolution is attached as Schedule “A” hereto.

Background

The Corporation and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement dated as of June 2, 2011 (the “Rights Plan Agreement”) to implement the Amended and Restated Shareholder Rights Plan (the “Rights Plan”), which amended and restated a predecessor of the Rights Plan that was amended and restated as of May 29, 2008 and originally established in 2004. The Rights Plan was confirmed by the shareholders at the annual and special meetings of shareholders held on May 29, 2008 and June 2, 2011. The Corporation’s Board has approved an amended and restated shareholder rights plan (the “Amended Rights Plan”) that is to be governed by an agreement to be dated May 29, 2014 (the “Amended Rights Plan Agreement”), if approved at the Meeting.

The Amended Rights Plan discourages the making of certain take-over bids (e.g., that may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board to prepare an adequate response) by creating the potential of significant dilution to any offeror who becomes the beneficial owner of 20% or more of the outstanding Common Shares. This potential is created through the issuance to all shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than the offeror and its joint actors. An offeror can avoid that potential by making a “Permitted Bid” (as defined in the Amended Rights Plan Agreement), negotiating with the Board to have the rights plan waived, or by applying to a securities commission to “cease trade” the rights issued under the rights plan if the

Corporation cannot develop an auction. Any of these approaches will give the Board more time and control over such sale process and increase the likelihood of a better offer to the Corporation’s shareholders. See “Objectives of the Amended Rights Plan” below.

The Amended Rights Plan Agreement contains the following amendments:

(i)
The provision of the Rights Plan which sets out enumerated exceptions to the circumstances under which a person is considered to beneficially own securities has been revised in the Amended Rights Plan to clarify that a person shall not be deemed to beneficially own securities “solely because” certain enumerated exceptions exist, rather than “where” the enumerated exceptions exist. The purpose of this amendment is to clarify how the exceptions should apply.

(ii)
The provision of the Rights Plan which defines a “Flip-in Event” (described in more detail in the summary contained in Schedule “B” hereto) has been revised in the Amended Rights Plan to remove a provision which deems that a Flip-in Event has occurred on the tenth day after a specific stock acquisition date. The purpose of this amendment is to remove an unnecessary deeming provision.

(iii)
A provision has been added to the Amended Rights Plan to (i) ensure that the Rights Agent retains its right not to act, and cannot be held liable for refusing to act, if the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, and (ii) provide the Rights Agent with a right to resign as rights agent in the event that it reasonably determines that its acting under the Amended Rights Plan has resulted in such non-compliance. In providing the Rights Agent with these rights, the purpose of this amendment is to ensure that the Amended Rights Plan cannot be triggered, or otherwise relied upon, for purposes that may facilitate money laundering or terrorist activities.

(iv)
The provision of the Rights Plan which defines when persons are acting jointly or in concert, as well as certain other related provisions, have been revised in the Amended Rights Plan to include, in addition to persons acting together in connection with an acquisition of securities, persons acting together for the purpose or with the intention of exercising voting rights, and affiliates and associates of the foregoing. The purpose of these amendments is to more closely align the definition of jointly or in concert in the Amended Right Plan Agreement with securities laws.

(v)
Certain provisions of the Rights Plan have been revised in the Amended Rights Plan to clarify that the Amended Rights Plan Agreement will be executed and become effective upon conclusion of the Meeting, rather than on the date on which the Amended Rights Plan was conditionally approved by the Board.

(vi)
Certain provisions of the Rights Plan have been revised in the Amended Rights Plan to reflect that the continuation of the Amended Rights Plan will be subject to review by holders of Common Shares at or prior to the annual meeting of such shareholders to be held in the 2017 calendar year.

Apart from the above-mentioned amendments and certain other non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency, the Amended Rights Plan is identical to the Rights Plan in all material respects.

Summary of the Amended Rights Plan and Copy of the Amended Rights Plan Agreement

A summary of the key features of the Amended Rights Plan is attached as Schedule “B” hereto.  All capitalized terms used in this section of the Circular and Schedule “B” have the meanings set forth in the Amended Rights Plan Agreement unless otherwise indicated. The complete text of the Amended Rights Plan Agreement is available on the Corporation’s website at www.descartes.com. The complete text of the Rights Plan Agreement is available on SEDAR at www.sedar.com. Both the Rights Plan Agreement and the Amended Rights Plan Agreement are also available to any shareholder upon request to the Corporate Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan Agreement or the Amended Rights Plan Agreement should contact the Corporation by telephone at (519) 746-6114 or by facsimile at (519) 747-0082, in both cases to the attention of the Corporate Secretary of the Corporation. The description of the Rights Plan, the Rights Plan Agreement, the Amended Rights Plan and the Amended Rights Plan Agreement contained herein is qualified in its entirety by the full text of the Rights Plan Agreement and the Amended Rights Plan Agreement, as applicable.

Objectives of the Amended Rights Plan

Approval of the Amended Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Amended Rights Plan are to ensure, in the context of a bid for control of the Corporation through an acquisition of the Common Shares, the Board has sufficient time to explore and develop alternatives for maximizing shareholder value, including implementation of the Corporation’s long-term strategic plans, as those may be modified by the Corporation from time to time; to provide adequate time for competing bids to emerge; to ensure that shareholders have an equal opportunity to participate in a bid and adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid.

The Amended Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of the Corporation. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Amended Rights Plan. The approval of the Amended Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation.

In approving the Amended Rights Plan, the Board considered the following aspects of the existing legislative framework governing take-over bids in Canada:

(a)
Time. Current legislation permits a take-over bid to expire in 35 days. The Board is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision concerning available alternatives.  The Amended Rights Plan provides a mechanism in the Permitted Bid provision whereby the minimum expiry period for a permitted take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten business days after the bidder publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the bidder or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their associates and affiliates, and persons acting jointly or in concert with the bidder or Acquiring Person). The Amended Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include pursuit of the Corporation’s long-term strategic plans, identifying other potential bidders, conducting an orderly auction, or developing a restructuring alternative that could enhance shareholder value.

(b)	Pressure to Tender. A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a shareholder may remove the uncertainty as to whether a majority of shareholders will support a take-over bid from the decision to tender to the take-over bid by requiring that a permitted take-over bid remain open for acceptance for a further 10 Business Days following a public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the bidder. The Amended Rights Plan will lessen any undue pressure to tender that may be encountered by a shareholder if a take-over bid is made for the Common Shares, which is not a Permitted Bid.

(c)
Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares (subject to certain limited exceptions), to better ensure that shareholders receive equal treatment.

General Impact of the Amended Rights Plan

It is not the intention of the Board, in approving the Amended Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of the Corporation. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule “B” hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation.

The Amended Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the CBCA and securities laws to promote a change in the management or direction of the Corporation, or its Board, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Corporation. The continuation of the Rights Plan does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

The Board believes that the dominant effect of the Amended Rights Plan will be to maximize the Corporation’s opportunity to enhance shareholder value, and ensure equal treatment of all shareholders in the context of a take-over bid for the Common Shares.

Vote Required

The Amended Rights Plan has been conditionally approved by the Toronto Stock Exchange (the “TSX”), subject to shareholder approval. The TSX and the terms of the Rights Plan Agreement require that the continuation of the Rights Plan, and amendment and restatement of the Rights Plan Agreement, must be approved by (i) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders, whether in person or by proxy, at the Meeting; and (ii) a simple majority of the votes cast in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, at the Meeting. If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and the Amended Rights Plan will not become effective and the Corporation will no longer have any form of shareholder rights plan.

Recommendation of the Board of Directors

The Board has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation that the Corporation have in place a shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board unanimously recommends that shareholders vote FOR the continuation of the Rights Plan as the Amended Rights Plan, and amendment and restatement of the Rights Plan Agreement as the Amended Rights Plan Agreement. On May 1, 2014, the Board resolved to authorize, subject to regulatory approval and approval by the shareholders at the Meeting, the entering into of the Amended Rights Plan Agreement. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them FOR the Rights Plan Resolution. In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

The Board reserves the right to alter any terms of the Amended Rights Plan Agreement or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation to do so, in light of developments subsequent to the date of this Circular.

5.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated by Management in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

SECURITY-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2014 and April 30, 2014, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of Common Shares to be issued under equity compensation plans to employees and others as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2014 (63,660,953) and April 30, 2014 (63,682,203).

Plan Category(1)	Plan	As of	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights(2) (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights(3) ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(2) (#)
Equity compensation plans approved by shareholders	1998 Stock Option Plan	January 31, 2014	1,139,853(1.8%)	Cdn.$4.56	250,813(0.4%)
	PRSU Plan		564,172(0.9%)	N/A	547,581(0.9%)
	1998 Stock Option Plan	April 30, 2014	1,118,603(1.8%)	Cdn.$ 4.56	250,813(0.4%)
	PRSU Plan		564,172(0.9%)	N/A	547,581(0.9%)
TOTAL		January 31, 2014	1,704,025(2.7%)	Cdn.$ 4.56	798,394(1.3%)
		April 30, 2014	1,682,775(2.7%)	Cdn.$ 4.56	798,394(1.3%)
(1) The Corporation does not have any equity compensation plans that have not been approved by shareholders. The Corporation’s 1998 Stock Option Plan and the PRSU Plan, each of which is described in more detail below, are the only equity compensation plans pursuant to which the Corporation may issue previously-unissued Common Shares.
(2) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for unvested outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The number of Common Shares to be issued upon redemption of outstanding PSUs assumes a 2.0 adjustment factor.
(3) RSUs and PSUs issued under the PRSU Plan are excluded from the total calculation of weighted-average exercise price.

1998 Shareholder-Approved Stock Option Plan

Eligible participants (“Participants”) under the Corporation’s 1998 Stock Option Plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board. As at each of January 31, 2014 and April 30, 2014, the aggregate number of options outstanding pursuant to the 1998 Stock Option Plan were 1,139,853 and 1,118,603, respectively, and the aggregate number of options remaining available for future issuance were 250,813 and 250,813, respectively. The aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). No options may be granted to any non-employee director if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-employee directors exceeding 0.75% of the issued and outstanding Common Shares.

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following the end of such trading black-out.

The Board amended the 1998 Stock Option Plan on July 5, 2012 to provide for the issuance of Share Appreciation Rights (“SARs”) in tandem with options. Shareholder approval for such amendment was not required under the 1998 Stock Option Plan or pursuant to the rules of the TSX or NASDAQ and therefore was not sought. Under the terms of the 1998 Stock Option Plan, each SAR entitles the holder to surrender to the Corporation, unexercised, the right to subscribe for a Common Share pursuant to the related option and receive from the Corporation cash in an amount equal to the fair market value of a Common Share on the date the SAR is exercised minus the exercise price under the related option, net of applicable withholding taxes and other source deductions. For this purpose, fair market value of a Common Share is deemed to be the amount that would be the exercise price of an option covering such Common Share, if such option were granted on the date of exercise of the SAR. The Corporation may, if authorized by the Board in its discretion, in lieu of all or a portion of the cash amount that would be payable to a holder of a SAR in respect of the exercise of one or more SARs, issue to such holder Common Shares equal to the number produced by dividing the amount that would be payable in cash in respect of the exercise of such SARs by the amount that would be the fair market value of a Common Share on the date of exercise of the SARs, rounded down to the next whole Common Share.

Each unexercised SAR terminates when the related option is exercised or the option terminates. Upon each exercise of a SAR in respect of a Common Share covered by an option such option shall be cancelled in respect of such Common Share and shall be of no further force or effect. If any option is cancelled in connection with the exercise of the related SAR, the aggregate number of Common Shares that may be issued pursuant to the 1998 Stock Option Plan shall be reduced by the number of Common Shares underlying such cancelled options.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options, other than to a personal retirement savings plan, is permitted.

While the 1998 Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not granted any such financial assistance in the past and has no current intention to do so in the future.

The Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant.

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares in respect of which the options may be granted under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the 1998 Stock Option Plan or to any one insider of the Corporation and the insider’s associates; (iv) any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation or for issuance to insiders within a one-year period; (v) any amendment that would increase the maximum term of an option granted under the 1998 Stock Option Plan; (vi) any amendment that would extend the expiry date of any outstanding option, except in the case of termination of an employee in which case no option will be extended beyond the expiry date specified at the time of grant; (vii) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan); (viii) any amendment that would allow an option to be cancelled and re-issued to the same person at a lower exercise price; (ix) any amendment that would reduce the exercise price of an outstanding option; (x) any amendment that would permit assignments to persons not currently permitted under the 1998 Stock Option Plan; (xi) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; (xii) any amendment that would allow the Board to reduce the aggregate number of Common Shares that may be issued under the 1998 Stock Option Plan in respect of the exercise of a SAR by less than one whole Common Share; and (xiii) any amendment that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Any amendment to the 1998 Stock Option Plan other than those listed above may be made by the Board without shareholder approval, including, without limitation, amendments relating to (i) the vesting provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (ii) the early termination provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (iii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of Participants, and the subsequent amendment of any such provision which is more favourable to such Participants; (iv) the suspension or termination of the 1998 Stock Option Plan; (v) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ). Any such amendments remain subject to any approval required by the rules of any stock exchange on which the Common Shares are listed and other requirements of applicable law.

As of April 30, 2014, an aggregate of 7,285,371 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 11.4% of the 63,682,203 Common Shares outstanding as of April 30, 2014.

PRSU Plan

On April 30, 2012, the Board adopted the Performance and Restricted Share Unit Plan (the “PRSU Plan”) pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) (RSUs and PSUs are collectively referred to as “Share Units”). The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. Non-employee directors are not eligible to participate in the PRSU Plan. The PRSU Plan received shareholder approval at the Annual and Special Meeting of Shareholders of the Corporation held on May 31, 2012. As of April 30, 2014, there were 211,428 PSUs and 214,076 RSUs issued and outstanding pursuant to the PRSU Plan.

The maximum number of Common Shares available for issuance under the PRSU Plan is 1,087,500 Common Shares, representing 1.7% of the issued and outstanding Common Shares as at April 30, 2014; provided that Common Shares reserved for issuance pursuant to Share Units that are terminated or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan; and also provided that Common Shares underlying Share Units that are redeemed for cash will not again be available for issuance under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options and/or under any other security-based compensation arrangement of the Corporation to any one person shall not exceed 5% of the issued and outstanding securities of the Corporation; (ii) the number of Common Shares issued to any insider or that insider's associates under the PRSU Plan and/or under any other security-based compensation arrangement of the Corporation shall not exceed 5% of the issued and outstanding securities of the Corporation within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the PRSU Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the individuals to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the PRSU Plan; establish conditions to the vesting of Share Units; set, waive, and amend performance targets; and make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

The Board may award Share Units to any eligible person and an eligible person may elect to defer compensation to be received under the Corporation's annual incentive program in the form of RSUs, by delivering to the Corporation an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned.  Such eligible person will be awarded the number of RSUs determined by dividing the dollar amount of incentive compensation to be deferred by the “Fair Market Value” (as defined below) as at the award date.

Each Share Unit granted to a participant under the PRSU Plan is credited to the participant’s share unit account.  From time to time, a participant’s share unit account will be credited with dividend share units in the form of additional PSUs (“Dividend PSUs”) or additional RSUs (“Dividend RSUs”) (Dividend PSUs and Dividend RSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which dividends are paid in the ordinary course on Common Shares. Such Dividend PSUs and Dividend RSUs are computed as the amount of any such dividend declared and paid per Common Share multiplied by the number of PSUs and RSUs, as applicable, recorded in the participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value as at the dividend payment date.

“Fair Market Value” for these purposes means the volume weighted average trading price of a Common Share on the principal stock exchange on which the Common Shares are traded for the five trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the five day period divided by the total number of Common Shares traded over the five day period on that exchange).

Each RSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

Each PSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date are the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out in the relevant grant agreement. The adjustment factor, which ranges from 0.0 to 2.0 for outstanding grants, is determined based on the relative performance of the Corporation with respect to a group of comparator companies determined by the Compensation Committee.

Canadian participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. U.S. participants shall elect to redeem vested Share Units on a fixed date or dates after the date the Share Units become vested and on or before the expiry date in accordance with the terms of the PRSU Plan. A participant who does not elect an early redemption date as specified under the PRSU Plan shall have vested Share Units redeemed on their expiry date. The expiry date for Share Units is determined by the Compensation Committee for each applicable grant.

The Corporation redeems each Share Unit elected to be redeemed by a participant on the applicable redemption date by (i) issuing to the participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings (as defined in the PRSU Plan); or (ii) at the election of the participant and subject to the consent of the Corporation, paying the participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

In the event a participant’s employment is terminated due to resignation by the participant or by the Corporation for just cause, the participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units which are not vested at the participant’s termination date. All vested Share Units will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the Corporation without just cause, a pro-rata portion of the participant’s unvested PSUs and Dividend PSUs will vest immediately prior to the participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one.  Similarly, if the participant's employment is terminated by the Corporation without just cause, a pro-rata portion of the participant's unvested RSUs and Dividend RSUs will vest immediately prior to the participant's termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The participant’s vested PSUs and RSUs will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the death or disability of the participant or the participant ceases to be employed due to retirement, all of the participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

In the event that employment of a participant is terminated by the Corporation without just cause or if the participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Corporation or a significant change in directors of the Corporation, all of the participant's Share Units and related Dividend Share Units as applicable will vest immediately prior to the participant’s termination date, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. If any provision of the PRSU Plan contravenes U.S. Internal Revenue Code (the “US Tax Code”) Section 409A, the Compensation Committee may, in its sole discretion and without the U.S. participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Tax Code Section 409A, or to avoid incurring taxes, interest or penalties under US Tax Code Section 409A, and otherwise; (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. participant of the applicable provision without materially increasing the cost to the Corporation or contravening US Tax Code Section 409A.  However, shareholder approval (by a majority of votes cast) is required for:

(i)	amendments to the number of Common Shares issuable under the PRSU Plan;
(ii)	any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation;

(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(v)	amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; and
(vi)	amendments to the amending provision within the PRSU Plan.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

No new awards of Share Units may be made under the PRSU Plan after April 30, 2022, being the tenth anniversary of the PRSU Plan’s effective date.

Directors’ DSU Plan

The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

Cash-settled RSU Plan

The Corporation adopted a cash-settled restricted share unit plan (the “CRSU Plan”) effective May 23, 2007. Pursuant to the CRSU Plan, full-time employees and outside directors are eligible to receive cash-settled restricted share units (“CRSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested CRSU, with each CRSU having a value equal to the market price of the Common Shares, which under the CRSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the CRSUs may be set out in a separate grant agreement, provided that all CRSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of CRSUs relates were rendered. Vested CRSUs must be paid out by the Corporation within 30 days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the CRSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the CRSU Plan. The Corporation may amend the CRSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in CRSUs granted prior to the date of amendment without the consent of the participant.

COMPENSATION

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) is comprised of David Anderson (Chair), David Beatson and Stephen Watt. Each member of the Compensation Committee is an independent director and none of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

In addition to each Compensation Committee member’s general business background, senior management experience and involvement with other companies (see biographical information under “Matters to be Acted Upon at the Meeting – 2. Election of Directors”), Mr. Anderson, Mr. Beatson and Dr. Watt have several years of experience on the Compensation Committee. The following further, direct experience of the members of the Compensation Committee in the design, implementation or oversight of compensation programs is also relevant to their responsibilities in executive compensation, and the members of the Compensation Committee draw upon this experience, as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Corporation’s compensation policies and practices:

David Anderson, B.A., Ph.D. – Mr. Anderson is Chair of the Compensation Committee. As a former partner at Accenture, Mr. Anderson served on various Accenture practice, industry and global-level partner compensation committees over the course of a decade. In his role as managing director at Supply Chain Ventures, LLC, Mr. Anderson has worked with executive compensation consultants to determine executive officer compensation and equity ownership levels at several technology companies. Mr. Anderson has also advised early-stage technology companies on executive compensation, retention, succession planning and equity compensation structures.

David Beatson, B.Sc., M.B.A. – Mr. Beatson formerly served as the Chair of the Compensation Committee. In Mr. Beatson’s chief executive officer roles at GlobalWare Solutions, Panalpina, Circle International and Emery Worldwide, Mr. Beatson was actively involved in designing, establishing, implementing and adjusting executive compensation arrangements. In his ongoing role on the board and compensation committee of publicly-traded PFSweb (NASDAQ:PFSW), Mr. Beatson has reviewed and approved board and executive compensation principles, policies, plans and arrangements. Mr. Beatson also currently serves on the compensation committee of Jones & Frank, a privately-held U.S. firm, where he assists with the formulation and approval of executive compensation arrangements.

Stephen Watt, Ph.D., D.Sc. h.c., ICD.D – As a member of the Institute of Corporate Directors, Dr. Watt has participated in education sessions on executive officer performance evaluation, succession planning, executive compensation, incentive plan design and compensation committee structure and roles. Dr. Watt served on the compensation committee of Waterloo Maple Inc. from 1998-2009, during which time he was involved in establishing executive compensation and reviewing the company’s compensation policies and practices. From 1997-2002, Dr. Watt also served in various compensation review roles in respect of new and existing faculty members at the University of Western Ontario.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As of April 30, 2014, the Compensation Committee is generally responsible for, among other things:

•	reviewing and making recommendations to the Board with respect to the appointment, compensation and other terms of employment of the CEO, the chief financial officer of the Corporation (the “CFO”), all senior Management reporting directly to the CEO and all other officers appointed by the Board;

•
reviewing and making recommendations to the Board with respect to the Corporation’s compensation principles, policies and plans for Management, including the establishment of performance measures and evaluation processes;

•	reviewing and making recommendations to the Board with respect to the compensation arrangements for members of the Board;

•	reviewing, administering and interpreting equity-based compensation plans and making recommendations to the Board with respect to the grant of compensation thereunder;

•	administering and interpreting the Corporation’s equity ownership and retention policies applicable to members of the Board and senior Management;

•	reviewing the CEO’s recommendations respecting any major changes to the structure, organization and responsibilities of the CEO or senior Management;

•	reviewing the CEO’s recommendations respecting succession planning and executive development for the CEO, CFO and senior Management;

•
providing risk oversight of the Corporation’s compensation policies and practices and identifying and mitigating compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior Management; and

•	reviewing and approving certain compensation disclosures prior to their public release.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Program

The CEO, the CFO and the Corporation’s three other most highly compensated executives (collectively with the former CEO during part of fiscal 2014, the “Named Executive Officers” or “NEOs”), who are the subject of this Compensation Discussion and Analysis, are:

•	Edward J. Ryan — CEO;
•	Stephanie Ratza — CFO;
•	J. Scott Pagan — President & Chief Operating Officer;
•	Chris Jones — Executive Vice President, Marketing and Services; and
•	Raimond Diederik — Executive Vice President, Information Services.

Disclosure regarding Arthur Mesher, the former Chair of the Board and CEO of the Corporation, is included in the section “Arrangements Regarding Departure of Former Chief Executive Officer” and is otherwise excluded from this Compensation Discussion and Analysis due to his departure from the Corporation in November 2013.

The Compensation Committee’s oversight is designed to ensure that total compensation paid to such officers is fair and reasonable and consistent with our compensation philosophy.

Compensation Oversight Process

The Compensation Committee has responsibility for the oversight of executive compensation and makes compensation recommendations to the Board for final approval. The Compensation Committee met nine times during fiscal 2014 and, as of April 30, 2014, had met twice during fiscal 2015. Management assists the Chair of the Compensation Committee in the coordination and preparation of the meeting agenda and materials for meetings as requested by the Chair. Following the approval of the Chair of the Compensation Committee, meeting materials are delivered for review to the other Compensation Committee members and invitees, if any, typically in advance of each meeting.

Use of Compensation Consultants

The Compensation Committee seeks the advice of outside, independent compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by the Compensation Committee and report to the Compensation Committee. The consultants provide the Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist the Compensation Committee with respect to determining the appropriate benchmarks for each Named Executive Officer’s compensation.

The Compensation Committee has not retained compensation consultants who have provided services to Management or received fees from the Corporation for other services.

In December 2011, the Compensation Committee first retained Meridian Compensation Partners (“Meridian”) to provide advice in respect of fiscal 2013 director and executive officer compensation. With respect to fiscal 2014, the Compensation Committee retained Meridian to provide advice in respect of director and executive officer compensation. Meridian has confirmed to the Compensation Committee that it will not accept any engagement from the Corporation or any members of Management of the Corporation except with the prior written approval of the Compensation Committee. The mandates given to Meridian for fiscal 2014 included: (i) conducting a compensation-related risk review; (ii) conducting a competitive benchmarking analysis of the Corporation’s executive officer compensation arrangements in respect of fiscal 2014; (iii) assisting with compensation matters relating to the departure of the former CEO; and (iv) reviewing this Circular.

Meridian’s fees incurred in fiscal 2014 and fiscal 2013 regarding services provided were as follows(1):
Fiscal year ended	Executive Compensation-Related Fees	All Other Fees
January 31, 2014	$73,120	$0
January 31, 2013	$73,463	$0
(1) Amounts included in this table have been converted to US dollars at the noon foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.1119 Canadian dollars at January 31, 2014, and 1 US dollar = 0.9992 Canadian dollars at January 31, 2013.

The Compensation Committee’s written charter provides that, with respect to any external compensation consultant or advisor retained by the Compensation Committee or the Board for determining executive or director compensation, the Compensation Committee must pre-approve any other services that Management has requested be provided to the Corporation or Management by such external compensation consultant or advisor or its affiliates.

Role of Executive Officers in the Compensation Process

The Compensation Committee makes recommendations to the Board (i) with respect to the CEO’s compensation following the process discussed above and discussion with the CEO; and (ii) with respect to all other Named Executive Officers, following the process discussed above and based on its consideration of the recommendations of the CEO. The Board makes the final decisions with respect to the compensation of the CEO in a special session from which Management (including the CEO) is absent. In a meeting of the Board at which the CEO and other senior Management attend, the Chair of the Compensation Committee communicates the Board’s decisions and provides further views regarding compensation of executives, including Named Executive Officers.

Compensation Philosophy

The Compensation Committee believes that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. The Corporation’s compensation philosophy is based on three fundamental principles:

Strong link to business strategy — the performance required to successfully execute our business strategy and achieve the Corporation’s short- and long-term goals should be reflected in our overall compensation program;

Performance-sensitive — compensation should be linked to the operating and financial performance of the Corporation to a significant degree; and

Market-relevant — compensation should be market competitive in terms of value and structure in order to retain key employees who are performing according to their objectives and to attract new talented employees.

The Corporation’s philosophy is to act as one networked enterprise in order to achieve optimal interaction among its personnel as it operates in one business segment. Accordingly, the Corporation’s compensation programs are based primarily on Corporation-wide results aligned with the Corporation’s strategic objectives. A small portion of the Named Executive Officers’ compensation packages is determined by their performance against specific, measurable individual goals that are considered by the Compensation Committee and, in the case of Named Executive Officers other than the CEO, by the CEO, in making compensation recommendations.

The Corporation’s compensation programs are designed to align a significant portion of Named Executive Officer compensation to longer-term shareholder interests. As a result, Named Executive Officers are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities or Common Share-based compensation held, directly or indirectly, by the Named Executive Officer. In addition, the Board has resolved that any Director or Named Executive Officer that seeks to specifically pledge securities held, directly or indirectly, by the Director or Named Executive Officer must first consult with the Corporation’s insider trading policy administrator with a view to determining whether or not that proposed pledge would reasonably be expected to cause that Director or Named Executive Officer to no longer have a meaningful aggregate equity ownership interest in the Corporation.

Compensation-related Risks

The Board provides regular oversight of the Corporation’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage members of Management to take inappropriate or excessive risks.

In fiscal 2014, the Compensation Committee retained Meridian to assist it in reviewing the risks associated with the Corporation’s compensation policies and practices. In December 2013, the Compensation Committee and Board each considered Meridian’s report and the implications of the risks associated with the Corporation’s compensation policies and practices. The Compensation Committee and Board did not identify any risks from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

The Compensation Committee and Board have concluded that the Corporation has policies and practices to ensure that Management does not have incentives to take inappropriate or excessive risks, including the following:

•	An appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation;
•	An appropriate equity ownership policy for Management;
•
Quantitative and qualitative Corporation-wide metrics are used to form a balanced scorecard to determine the amount of awards to Named Executive Officers pursuant to the Corporation’s short-term incentive plans;

•
The Board and Compensation Committee have discretion to adjust the amount, if any, of awards pursuant to the Corporation’s short-term incentive programs, to take into account the quality of the results and the level of risk required to achieve results, with awards historically only being made out of the Corporation’s operating profits;

•	The Corporation has an appropriate mix of relative and absolute performance metrics pursuant to its compensation plans;
•	The combination of share units and stock options granted to Named Executive Officers provides an appropriate limit on share-based compensation that may be considered leveraged;
•
The Corporation makes periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to Management and provide continual share-based exposure to the risks Management undertakes;

•	Annual incentive awards have historically been a reasonable percentage of revenues and Adjusted EBITDA to ensure an appropriate sharing of value created between management and shareholders;
•	Annual incentive awards are not determined until the completion of the audit of the Corporation’s consolidated annual financial statements by the Corporation’s independent auditor;
•	The insider trading policy prohibits hedging and restricts pledging of the Common Shares and Common Share-based incentives;
•
The Corporation has an organizational culture of prudent risk-taking which is maintained by its practice of promoting from within the organization (as evidenced by the November 2013 change in Chief Executive Officer);

•	The Corporation’s comprehensive Code of Business Conduct and Ethics (the “Code”) and Whistleblower Policy encourages reporting of imprudent corporate behavior;
•
The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation, compensation governance and incentive programs;

•
The Compensation Committee is expressly required by its charter to provide risk oversight of Descartes’ compensation policies and practices and to identify and mitigate compensation policies and practices that could encourage excessive or inappropriate risk taking; and

•
One Compensation Committee member (David Beatson) is also a member of the Audit Committee, whose perspective is able to inform the Compensation Committee with respect to the Corporation’s enterprise risks and financial results when making its decisions in respect of compensation.

Compensation Objectives

The objectives of our executive compensation program are as follows:

1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.
To evaluate executive performance on the basis of key financial measurements which we believe closely measure the performance of our business, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, which are non-GAAP measures. A description and definition of Adjusted EBITDA and Adjusted EBITDA per diluted share used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income and Adjusted EBITDA per diluted share to earnings per share for fiscal 2014, is included at Schedule “C” to this Circular; and

4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers

We seek to attract and retain high performing executives by offering competitive compensation; and an appropriate mix and level of short-term and long-term financial incentives. We review compensation of a comparator group of peer companies to assess competitiveness of our own compensation programs. The comparator group is regularly reviewed by the Compensation Committee with assistance from its independent consultant, Meridian. The comparator group is comprised of nineteen US and Canadian publicly-traded companies in the technology industry which range from one-quarter to three times the Corporation’s size, based on revenue and with the Corporation positioned at approximately the median of the group. The comparator group was reviewed in fiscal 2014 and updated to remove companies that are no longer public and to add companies appropriate to reflect the Corporation’s larger size. It was the Compensation Committee’s view that the compensation practices of such organizations were comparable to those of the Corporation. The comparator group (the “Comparator Group”) for fiscal 2014 was as follows:

Absolute Software Corp. (CDN)	Actuate Corp. (US)	American Software (US)
Aspen Technology (US)	Axia Netmedia (CDN)	Computer Modelling Group (CDN)
Digital River Inc. (US)	e2Open Inc. (US)	Enghouse Systems Ltd. (CDN)
Guidance Software Inc. (US)	InContact Inc. (US)	Manhattan Associates (US)
Redknee Solutions Inc. (CDN)	Smith Micro Software Inc. (US)	SPS Commerce Inc. (US)
Tivo Inc. (US)	Tyler Technologies Inc. (US)	Vasco Data Sec Intl. Inc. (US)
XRS Corp. (US)

Aggregate compensation for each Named Executive Officer is designed to be competitive with the median target total direct compensation at the Comparator Group. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total direct compensation.

The Compensation Committee’s consultant, Meridian, assessed the compensation of our Named Executive Officers for fiscal 2014. Meridian compared the material elements of our compensation programs to those of the Comparator Group. The review included base salary, actual and target bonus, actual and target total cash, expected value of long-term incentives and actual and target total direct compensation. Each Named Executive Officer was matched to a benchmark position in the Comparator Group. The purpose of this process was to:

•	Understand the competitiveness of current pay levels for each executive position within the Corporation relative to the Comparator Group;
•	Identify and understand any significant differences that may exist between existing compensation levels for the Corporation’s executives and market compensation levels; and
•	Serve as a basis for developing salary adjustments and short- and long-term incentive awards for Compensation Committee consideration.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with specific, measurable individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value.

For fiscal 2014, the three basic components of our executive officer compensation program were as follows: (i) base salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. In establishing the appropriate pay mix among these components, we consider what compensation is “at-risk”, based on performance, for each Named Executive Officer and what compensation is “not-at-risk”. The greater the Named Executive Officer’s impact is upon driving the business results, the higher the “at risk” portion of the compensation. We consider all compensation other than base salary and benefits to be “at risk”.

In establishing the appropriate pay mix to align the interests of the Named Executive Officer with the interests of the Corporation’s shareholders and execution of our business strategy, we consider the following in respect of the three components of total compensation:

i.	Base Salary and Benefits

The base salary for our Named Executive Officers is reviewed annually, though adjustments are not always made. The base salary review for each Named Executive Officer takes into consideration factors such as current competitive market conditions and particular skills, such as leadership ability and management effectiveness, internal equity, experience, responsibility and proven or expected performance of the particular individual.

We also provide various employee benefit programs to all of our employees, which include but are not limited to, medical health insurance; dental insurance; life insurance; and, tax-based retirement savings plan matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Pursuant to this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the Named Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum annual contribution by the Corporation of $2,000 per Named Executive Officer.

ii.	Short-Term Incentives

For each Named Executive Officer, the at-target and maximum eligibility for short-term incentives is established for each fiscal year. The amount of the short-term incentive actually payable to each Named Executive Officer is based on meeting pre-established, Board-approved, Corporation-wide qualitative and quantitative corporate objectives related to creating shareholder value and executing to business strategy and budget. For fiscal 2014, quantitative objectives measured and monitored included:
i.	Adjusted EBITDA for the fiscal year;
ii.	Adjusted EBITDA per diluted share growth since the previous fiscal year;
iii.	Achievement of revenue targets;
iv.	Cash generated from operations; and
v.	Days-sales-outstanding (“DSOs”), which is a measure of the age of our accounts receivable, calculated as our average accounts receivable over a period divided by the average revenues for that same period.

For the Named Executive Officers, the amount of short-term incentive, if any, that he or she is awarded is determined by the Compensation Committee following the release of the Corporation’s audited annual financial results. In making this determination, the Compensation Committee considers the performance of the Corporation relative to the quantitative objectives described above, the progress of the Corporation on corporate development activities, the achievement of budget and the performance of the Corporation’s Common Shares in the public market over the year.

For the Named Executive Officers, where short-term incentives have been awarded, the amount has historically been paid in cash and/or in CRSUs vesting and paid over a period of no more than three years from the grant.

As the Corporation has achieved its established quantitative corporate objectives and consistently executed on corporate development activities, Named Executive Officers have generally been awarded short-term incentives approaching each Named Executive Officer’s target short-term incentive amount.

iii.	Long-Term Incentives

For our CEO, CFO and President & Chief Operating Officer, we provide long-term incentive compensation in Share Units (i) 50% of which are in the form of RSU grants which vest over a period of three fiscal years; and (ii) 50% of which are in the form of PSU grants which vest at the end of a three year performance period. The PSUs are subject to performance conditions and vest from 0% to 200% based on the total shareholder return performance of the Corporation relative to the Comparator Group. For our other Named Executive Officers, we provide long-term incentive compensation in the form of CRSUs that vest over a three- to five-year period.

The Board and Compensation Committee review and approve all grants of CRSUs and Share Units. In making its determinations, the Board and Compensation Committee consider the recommendations of the CEO (except for contemplated grants to the CEO). The Board and Compensation Committee also consider previous grants of CRSUs and Share Units that have been made to an individual in considering whether or not to make new grants of CRSUs and Share Units to that individual.

We have, in the past, periodically granted stock options to our Named Executive Officers and to other employees and new-hires, though we did not grant stock options to Named Executive Officers in either fiscal 2013 or fiscal 2014. If our Board determines to grant stock options, it will, subject to the recommendation of our Compensation Committee, make the following determinations:
•	The Named Executive Officers and others who are entitled to a grant of options;
•	The number of options to be granted under the plan in general and to each recipient in particular;
•	The exercise price for each stock option granted;
•	The date on which each option is granted;
•	The vesting period for each stock option;
•	The expiration date of the stock option; and
•	The other material terms and conditions of each stock option grant.

As the long-term incentives granted to our Named Executive Officers are Common Share-based, and the price of our Common Shares has increased over each of the past five fiscal years, the compensation earned by each Named Executive Officer from such incentives has increased over this same period.

3.	Evaluating Executive Performance

We believe that regular and comprehensive evaluation of our Named Executive Officers contributes to effective compensation programs and the achievement of the Corporation’s business goals. Our Board, Compensation Committee and CEO have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of base salary, short-term and long-term incentives to award to each Named Executive Officer.

CEO – The Board and the Compensation Committee assess the performance of the CEO. The Compensation Committee, if appropriate, approves compensation adjustments for the CEO pursuant to authority delegated to it by the Board; subject to any Common Share-based compensation being ultimately determined by the Board on the recommendation of the Compensation Committee. The Compensation Committee communicates its assessment and any compensation consequences directly to the CEO and provides further discussion in an executive session that Management attends.

Named Executive Officers other than the CEO – The performance of each Named Executive Officer other than the CEO is assessed by the CEO in his capacity as their ultimate supervisor. Recommendations for adjustments to compensation for these Named Executive Officers, if any, are made by the CEO to our Compensation Committee for consideration. The Compensation Committee follows its review and assessment process described in this Circular and, if appropriate, approves compensation adjustments for the Named Executive Officers pursuant to authority delegated to it by the Board; subject to any Common Share-based compensation being ultimately determined by the Board on receiving the recommendation of the Compensation Committee.

In evaluating Named Executive Officer performance for a fiscal year, the Compensation Committee and Board consider a number of factors of which the principal factors are the following:

a)	Achievement of the Corporation’s longer-term financial and corporate development plan;
b)	Achievement of annual corporate financial targets;
c)	The performance of the price of the Common Shares; and
d)	Corporate and individual qualitative factors.

4.	Tying Compensation to Measurements of Performance

We believe that compensation programs where the results of performance evaluation have a direct impact on a Named Executive Officer’s compensation promote the achievement of the Corporation’s business goals. Our compensation programs have variable components of the compensation program dependent on performance.

We determine on-target and maximum eligible amounts of short-term incentives for each Named Executive Officer at the beginning of the fiscal year. The on-target and maximum amounts are calculated as a percentage of the Named Executive Officer’s annual salary or an absolute dollar amount based on market review and on an individual’s ability to influence the overall outcome.

The following table shows the percentage of salary payable for fiscal 2014 for on-target short-term incentives (“On-Target Short-Term Incentive Eligibility”):
Name	Base Salary ($)	On-Target Short-Term Incentive Eligibility (% of Base Salary)	On-Target Short-Term Incentive Eligibility ($)	Maximum Short-Term Incentive Eligibility (% of Base Salary)	Maximum Short-Term Incentive Eligibility ($)
Edward J. Ryan(1)	$250,000	52.7%	$131,643	69.6%	$173,877
Stephanie Ratza	Cdn.$225,000	33.3%	Cdn.$75,000	44.4%	Cdn.$100,000
J. Scott Pagan(2)	$224,475	55.7%	$125,000	74.5%	$167,234
Chris Jones	$200,000	25.0%	$50,000	32.5%	$65,000
Raimond Diederik	Cdn.$185,000	20.0%	Cdn.$37,000	27.0%	Cdn.$50,000
(1) Mr. Ryan was promoted from Chief Commercial Officer to Chief Executive Officer on November 26, 2013. Mr. Ryan’s base salary and eligibility for short-term incentives for fiscal 2014 was increased effective November 26, 2013. As a result, Mr. Ryan’s on-target short-term incentive eligibility for fiscal 2014 reflects a blend of the compensation arrangements for both the Chief Commercial Officer and Chief Executive Officer roles.
(2) Mr. Pagan was promoted from Chief Corporate Officer to President & Chief Operating Officer on November 26, 2013. Mr. Pagan’s base salary and eligibility for short-term incentives for fiscal 2014 was increased effective November 26, 2013. As a result, Mr. Pagan’s on-target short-term incentive compensation for fiscal 2014 reflects a blend of the compensation arrangements for both the Chief Corporate Officer and President & Chief Operating Officer roles.

While the determination of whether an annual corporate financial target has been met is strictly formulaic, the Board reserves the right to make positive or negative adjustments if it considers adjustments to be appropriate, subject to the maximums outlined in the table above. We believe that strong performance from the Corporation and the Named Executive Officer is required for a Named Executive Officer to receive his or her on-target short-term compensation award.

Fiscal 2014 Compensation of Named Executive Officers

The Compensation Committee assessed the performance of the Corporation and each Named Executive Officer in fiscal 2014 in considering appropriate compensation arrangements with each Named Executive Officer. The Compensation Committee noted the following in respect of performance:

a.	Longer-term Financial and Corporate Development Plan

The Corporation’s long-term financial plan is focused on consistent, sustainable growth in Adjusted EBITDA per diluted share, accomplished through a combination of the performance of existing operations and acquiring and integrating new operations. The Corporation’s longer-term growth targets growth in Adjusted EBITDA per diluted share of 10-15% per year. Consistent with that, the Corporation’s fiscal 2014 budget (and targets for Named Executive Officers) focused on Adjusted EBITDA per diluted share growth of 10-15% over the Adjusted EBITDA per diluted share metric from fiscal 2013.

The Corporation’s Adjusted EBITDA per diluted share in fiscal 2014 grew by 15% over fiscal 2013, at the high end of the Corporation’s long-term financial plan. The Corporation also acquired three businesses in fiscal 2014 (KSD Software Norway AS, Impatex Freight Software Limited and Compudata AG) consistent with its corporate development goals.

b.	Annual Corporate Financial Targets

Our Board approves a budget at the outset of each fiscal year, which is designed to be consistent with the Corporation’s longer-term financial plan and includes annual corporate financial targets. The Corporation’s annual corporate financial targets are considered and established in two levels for each of annual revenues and annual Adjusted EBITDA: (i) a minimum level; and (ii) a high-end target level. The Compensation Committee monitors the Corporation’s progress towards achievement of the annual targets on a quarterly basis. The revenues and Adjusted EBITDA targets are weighted equally by the Compensation Committee for the purposes of determining what, if any, short-term incentive compensation may be payable. While achievement of the Corporation’s Adjusted EBITDA per diluted share growth target is of principal importance in determining how much, if any, short-term compensation is awarded, achievement of revenues and Adjusted EBITDA within the target range is also considered in making any such award.

The Corporation exceeded both its revenue and Adjusted EBITDA targets in fiscal 2014. The following table details the Corporation’s fiscal 2014 minimum and high-end target plans for both revenues and Adjusted EBITDA and the Corporation’s actual reported revenues and approximate unaudited Adjusted EBITDA results in the period, in millions of US dollars. A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for the applicable periods, is included at Schedule “C” to this Circular:
Revenue Minimum Target	Revenue High-End Target	Revenue Actual	Adjusted EBITDA Minimum Target	Adjusted EBITDA High-End Target	Adjusted EBITDA Actual
139.4	141.4	151.3	42.4	44.4	44.5

In addition, the Compensation Committee monitored the Corporation’s cash generated from operations and DSOs in fiscal 2014 in evaluating the Corporation’s and Named Executive Officer performance. These measurements are set out in the table below:
Cash Flow from Operations (in millions)	Growth in Cash From Operations from Fiscal 2013	Cash Flow From Operations (% of Adjusted EBITDA)	DSOs (January 31, 2014)	DSOs (Comparison to January 31, 2013)
$42.6	40.5%	95.7%	46 days	55 days (-9 days)

c.	Common Share Price

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating awards of short-term compensation. Over fiscal 2014, the price of the Corporation’s Common Shares increased as follows:
Market	January 31, 2013 (closing price)	January 31, 2014 (closing price)	% Increase
TSX	Cdn.$9.40	Cdn.$16.00	70.2%
NASDAQ	$9.41	$14.38	52.8%

d.	Qualitative Factors

In addition to measurement of these quantitative performance metrics, each Named Executive Officer is assessed on his or her qualitative contribution to the development and execution of the Corporation’s business on a short- and long-term basis. For Named Executive Officers other than the CEO, the evaluation is completed through ongoing interviews between the Named Executive Officer and the CEO. For the CEO, the Compensation Committee evaluates his performance through its own interview of the CEO, as well as by soliciting comments from other directors, members of Management and shareholders. Factors considered include the Named Executive Officer’s contributions to merger and acquisition activity and integration, customer satisfaction and retention, infrastructure development, investor communication, organizational development, succession planning, strategic planning and initiatives and customer service.

We believe that the Corporation and each of our Named Executive Officers performed strongly in fiscal 2014. The Compensation Committee considered this superior performance by the Corporation in making its recommendations to the Board in respect of awards of short-term incentives to Named Executive Officers in respect of fiscal 2014. The Compensation Committee’s specific recommendations are set out below in the sections detailing the compensation for each of the Named Executive Officers.

The Compensation Committee also considered the Named Executive Officers’ respective contribution to sustained historical superior performance by the Corporation. Over the 5-year period that commenced February 1, 2009, the performance of the Corporation’s Common Shares has exceeded that of the S&P/TSX Composite Index NASDAQ Composite Index and S&P/TSX Composite Index “Software & Services” industry subgroup indices included in the performance graph below. This trend is reflected in the increased compensation levels and regular short-term incentives that have been awarded to the Named Executive Officers over that same period, including fiscal 2014.

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry subgroup of the S&P/TSX Composite Index for the Corporation’s last five fiscal years.

The Descartes Systems Group Inc.
Comparison vs. NASDAQ and S&P/TSX Composite Index, S&P/TSX Software & Services Industry Subgroup
600
500
400
300
200
100
0
Jan 31/09
Jan 31/10
Jan 31/11
Jan 31/12
Jan 31/13
Jan 31/14
DSG
S&P/TSX Composite Index
NASDAQ Composite Index
S&P/TSX Software & Services Industry Subgroup

	Jan 31, 2009	Jan 31, 2010	Jan 31, 2011	Jan 31, 2012	Jan 31,2013	Jan 31,2014
Actual Data (Cdn.$)
Descartes (DSG)	3.32	6.32	6.95	8.04	9.40	16.00
S&P/TSX Composite Index	8694.90	11094.31	13551.99	12452.15	12685.24	13694.94
NASDAQ Composite Index	1476.42	2147.35	2700.08	2813.84	3142.13	4103.88
Software & Services Industry Subgroup	728.56	953.15	1216.82	1237.14	1601.19	2455.29
Nominal Data (Cdn.$)
Descartes (DSG)	100	190	209	242	283	482
S&P/TSX Composite Index	100	128	156	143	146	158
NASDAQ Composite Index	100	145	183	191	213	278
Software & Services Industry Subgroup	100	131	167	170	220	337

CEO - Edward J. Ryan

In fiscal 2014, Mr. Ryan served as the Chief Commercial Officer until November 26, 2013. On November 26, 2013, Mr. Ryan was appointed Chief Executive Officer and served in that capacity for the balance of fiscal 2014.

The following table outlines Mr. Ryan’s compensation arrangements for fiscal 2014 for the Chief Commercial Officer and Chief Executive Officer roles, expressed in annualized amounts:
Title	Dates	Base Salary	On-Target Short-Term Incentive Eligibility	Maximum Short-Term Incentive Eligibility	Long-term Incentive Eligibility	Total On-Target Compensation
Chief Commercial Officer	February 1, 2013 - November 25, 2013	$250,000	$100,000	$135,000	$489,017	$839,017
Chief Executive Officer	November 26, 2013 - January 31, 2014	$325,000	$275,000	$350,000	$716,000	$1,316,000

The following chart illustrates the pay mix for, and components of, Mr. Ryan’s compensation for fiscal 2014, assuming on-target performance:
Mr. Ryan’s compensation arrangements for the role of Chief Commercial Officer in fiscal 2014 were consistent with his compensation arrangements for that role in fiscal 2013. Early in fiscal 2014, Mr. Ryan was awarded long-term incentives of approximately $489,017 in respect of the Chief Commercial Officer role as follows:
•	26,263 RSUs vesting on each of January 31, 2014, January 31, 2015 and January 31, 2016; and
•
26,263 PSUs vesting on January 31, 2016, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

In light of Mr. Ryan’s promotion on November 26, 2013, the Compensation Committee recommended to the Board that a comprehensive review of Mr. Ryan’s compensation arrangements be undertaken, to establish an appropriate level of long-term incentives and Common Share ownership in the Corporation for Mr. Ryan for fiscal 2014 and thereafter. In establishing Mr. Ryan’s compensation for the Chief Executive Officer role, the Compensation Committee considered the total target direct compensation of the chief executive officer role in the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Ryan to accumulate over the long-term incentive period. The Compensation Committee considered various factors in determining that Mr. Ryan’s total target direct compensation should be established at the median of the Comparator Group, including the following factors:

•	Mr. Ryan was internally promoted to the role of Chief Executive Officer based on his historical performance;
•	Mr. Ryan had served in a senior executive role for more than ten years;
•	During such time, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;
•	During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and NASDAQ Composite Index; and
•	During such time, Mr. Ryan had played an integral role in the steady increase in the Corporation’s revenues and the completion of various acquisitions.

In determining the appropriate compensation levels and pay mix for Mr. Ryan for fiscal 2014 and thereafter in the role of Chief Executive Officer, the Compensation Committee determined that the total compensation should be more heavily weighted towards long-term incentives, consistent with the Corporation’s past practice, market practice and the Comparator Group. Accordingly, the Compensation Committee recommended that Mr. Ryan’s base salary be established at $325,000, being significantly below the median of the Comparator Group and slightly below the salary of the prior Chief Executive Officer. This recommendation was approved by the Board.

In determining the appropriate level of short-term incentives for Mr. Ryan in his role as Chief Executive Officer, the Compensation Committee again determined to weight the total compensation level more heavily towards long-term incentives. Accordingly, the Compensation Committee recommended that Mr. Ryan’s eligibility for on-target short-term incentives be established at $275,000, being approximately 85% of base salary, slightly below the median of the Comparator Group and significantly below the on-target short-term incentives of the prior Chief Executive Officer. The Compensation Committee also recommended that maximum short-term incentive eligibility be established for Mr. Ryan at a level that would have short-term incentives be at the median of the Comparator Group. Accordingly, the Compensation Committee recommended that Mr. Ryan’s maximum eligibility for short-term incentives be established at $350,000, being 108% of base salary. These recommendations were approved by the Board.

Following fiscal 2014, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Ryan in respect of fiscal 2014. In light of the Corporation’s on- to above-target performance in fiscal 2014, Mr. Ryan’s contribution to such performance and the Corporation’s corporate development activities, and Mr. Ryan’s recent promotion to Chief Executive Officer, the Compensation Committee determined to award Mr. Ryan on-target short-term incentives for fiscal 2014. The Compensation Committee determined to pro rate Mr. Ryan’s increased eligibility for on-target short-term incentives in the role of Chief Executive Officer from November 26, 2013, being the date of Mr. Ryan’s promotion. Accordingly, the Compensation Committee determined that Mr. Ryan’s eligibility for on-target short-term incentives was $131,643 and recommended to award Mr. Ryan such amount. These recommendations were approved by the Board, however, as of April 30, 2014, Mr. Ryan’s fiscal 2014 short-term incentive award has not yet been paid to Mr. Ryan.

In establishing the appropriate level of long-term incentives for Mr. Ryan in his role as Chief Executive Officer, the Compensation Committee determined that Mr. Ryan’s on-target total compensation should be established at the median of the Comparator Group, being $1,316,000. Accordingly, having already established Mr. Ryan’s base salary and eligibility for on-target short-term incentives, the Compensation Committee recommended that Mr. Ryan’s eligibility for long-term incentives be set at $716,000, being the balance of Mr. Ryan’s total on-target compensation. The Compensation Committee also recommended that, consistent with the arrangements with the prior CEO and with Mr. Ryan in his role as Chief Commercial Officer, that the long-term incentives be granted 50% in the form of RSUs and 50% in the form of PSUs. The Compensation Committee also recommended that, rather than an immediate interim award of additional long-term incentives to Mr. Ryan in respect of fiscal 2014, that Mr. Ryan’s increased eligibility for long-term incentives in respect of fiscal 2014 be considered when Mr. Ryan’s fiscal 2015 long-term incentives are awarded. These recommendations were approved by the Board. As of April 30, 2014, Mr. Ryan has not yet been awarded long-term incentives for his role as Chief Executive Officer in respect of the period from November 26, 2013 through to the end of fiscal 2014 or in respect of fiscal 2015.

President & Chief Operating Officer – J. Scott Pagan

In fiscal 2014, Mr. Pagan served as the Chief Corporate Officer until November 26, 2013. On November 26, 2013, Mr. Pagan was appointed President & Chief Operating Officer and served in that capacity for the balance of fiscal 2014.

The following table outlines Mr. Pagan’s compensation arrangements for fiscal 2014 for the Chief Corporate Officer and President & Chief Operating Officer roles, expressed in annualized amounts:

Title	Dates	Base Salary	On-Target Short-Term Incentive Eligibility	Maximum Short-Term Incentive Eligibility	Long-term Incentive Eligibility	Total On-Target Compensation
Chief Corporate Officer	Feb. 1, 2013 - Nov. 25, 2013	Cdn.$250,000	Cdn.$100,000	Cdn.$135,000	Cdn.$501,623	Cdn.$851,623
President & Chief Operating Officer	Nov. 26, 2013 - Jan. 31, 2014	$300,000	$252,000	$350,000	$548,000	$1,100,000

The following chart illustrates the pay mix for, and components of, Mr. Pagan’s compensation for fiscal 2014, assuming on-target performance:
Mr. Pagan’s compensation arrangements for the role of Chief Corporate Officer in fiscal 2014 were consistent with his compensation arrangements for that role in fiscal 2013. In April 2013, Mr. Pagan was awarded long-term incentives of approximately Cdn.$501,623 in respect of the Chief Corporate Officer role as follows:
•	26,263 RSUs vesting on each of January 31, 2014, January 31, 2015 and January 31, 2016; and
•
26,263 PSUs vesting on January 31, 2016, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

In light of Mr. Pagan’s promotion on November 26, 2013, the Compensation Committee recommended to the Board that a comprehensive review of Mr. Pagan’s compensation arrangements be undertaken, to establish an appropriate level of long-term incentives and Common Share ownership in the Corporation for Mr. Pagan for fiscal 2014 and thereafter. In establishing Mr. Pagan’s compensation for the President & Chief Operating Officer role, the Compensation Committee considered the total target direct compensation for the second-highest paid officer in the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Pagan to accumulate over the long-term incentive period. The Compensation Committee considered various factors in determining that Mr. Pagan’s total target direct compensation should be established at approximately 10% above the median of the Comparator Group for the second-highest paid officer, including the following factors:
•	Mr. Pagan was internally promoted to the role of President & Chief Operating Officer based on his historical performance;
•	Mr. Pagan had served in a senior executive role for more than ten years;
•	During such time, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;
•	During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and NASDAQ Composite Index; and
•	During such time, Mr. Pagan had played an integral role in the steady improvement in the Corporation’s operating performance and the completion of various acquisitions.

In determining the appropriate compensation levels and pay mix for Mr. Pagan for fiscal 2014 and thereafter in the role of President & Chief Operating Officer, the Compensation Committee determined that the total compensation should be more heavily weighted towards long-term incentives, consistent with the compensation of the Chief Executive Officer, with a target of fifty per cent (50%) of total compensation being in the form of long-term incentives. Accordingly, the Compensation Committee recommended that Mr. Pagan’s base salary be established at $300,000, being the median of the Comparator Group for the second highest paid officer. This recommendation was approved by the Board.

In determining the appropriate level of short-term incentives for Mr. Pagan in his role as President & Chief Operating Officer, the Compensation Committee again determined to weight the total compensation level more heavily towards long-term incentives. Accordingly, the Compensation Committee recommended that Mr. Pagan’s eligibility for on-target short-term incentives be established at $252,000, being approximately 84% of base salary and consistent with the Chief Executive Officer as a percentage of base salary. The Compensation Committee also recommended that maximum short-term incentive eligibility be established for Mr. Pagan at a level consistent with the Chief Executive Officer. Accordingly, the Compensation Committee recommended that Mr. Pagan’s maximum eligibility for short-term incentives be established at $350,000, being 117% of base salary. These recommendations were approved by the Board.

Following fiscal 2014, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Pagan in respect of fiscal 2014. In light of the Corporation’s on- to above-target performance in fiscal 2014, Mr. Pagan’s contribution to such performance and the Corporation’s corporate development activities, and Mr. Pagan’s recent promotion to President & Chief Operating Officer, the Compensation Committee determined to award Mr. Pagan on-target short-term incentives for fiscal 2014. The Compensation Committee determined to pro rate Mr. Pagan’s increased eligibility for on-target short-term incentives in the role of President & Chief Operating Officer from November 26, 2013, being the date of Mr. Pagan’s promotion, and consider the fluctuations in the Canadian and US dollar relating to Mr. Pagan’s eligible amounts. Accordingly, the Compensation Committee determined that Mr. Pagan’s eligibility for on-target short-term incentives was $125,000 and recommended to award Mr. Pagan such amount. These recommendations were approved by the Board, however, as of April 30, 2014, Mr. Pagan’s fiscal 2014 short-term incentive award has not yet been paid to Mr. Pagan.

In establishing the appropriate level of long-term incentives for Mr. Pagan in his role as President & Chief Operating Officer, the Compensation Committee determined that Mr. Pagan’s on-target total compensation should be established 10% higher than the median of the Comparator

Group, being $1,100,000. Accordingly, having already established Mr. Pagan’s base salary and eligibility for on-target short-term incentives, the Compensation Committee recommended that Mr. Pagan’s eligibility for long-term incentives be set at $548,000, being the balance of Mr. Pagan’s total on-target compensation. The Compensation Committee also recommended that, consistent with the arrangements with the CEO and with Mr. Pagan in his role as Chief Corporate Officer, that the long-term incentives be granted 50% in the form of RSUs and 50% in the form of PSUs. The Compensation Committee also recommended that, rather than an immediate interim award of additional long-term incentives to Mr. Pagan in respect of fiscal 2014, that Mr. Pagan’s increased eligibility for long-term incentives in respect of fiscal 2014 be considered when Mr. Pagan’s fiscal 2015 long-term incentives are awarded. These recommendations were approved by the Board. As of April 30, 2014, Mr. Pagan has not yet been awarded long-term incentives for his role as President & Chief Operating Officer in respect of the period from November 26, 2013 through to the end of fiscal 2014 or in respect of fiscal 2015.

Chief Financial Officer - Stephanie Ratza

The following table outlines Ms. Ratza’s compensation arrangements for fiscal 2014 for the Chief Financial Officer role, expressed in annualized amounts:

Title	Dates	Base Salary	On-Target Short-Term Incentive Eligibility	Maximum Short-Term Incentive Eligibility	Long-term Incentive Eligibility	Total On-Target Compensation
Chief Financial Officer	Feb. 1, 2013 - Jan. 31, 2014	Cdn.$225,000	Cdn.$75,000	Cdn.$105,000	Cdn.$154,347	Cdn.$454,347

The following chart illustrates the pay mix for, and components of, Ms. Ratza’s compensation for fiscal 2014, assuming on-target performance:
In establishing Ms. Ratza’s compensation arrangements for fiscal 2014 as CFO, the Compensation Committee established Ms. Ratza’s target total direct compensation at a level below the median of the chief financial officer of the Comparator Group, reflecting a 9% increase over the previous year. Ms. Ratza’s base salary for fiscal 2014 was increased to Cdn.$225,000 and her eligibility for on-target short-term incentives was maintained at Cdn.$75,000. In addition, Ms. Ratza’s maximum eligibility for short-term incentives was established at Cdn.$100,000.

For fiscal 2014, Ms. Ratza was also awarded long-term incentives of Cdn.$154,347 as follows:
•	8,081 RSUs vesting on each of January 31, 2014, January 31, 2015 and January 31, 2016; and
•
8,081 PSUs vesting on January 31, 2016, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

Given the Corporation’s performance in fiscal 2014, the Board, after considering the recommendation of the Compensation Committee and Mr. Ryan, awarded Ms. Ratza Cdn.$75,000 in short-term incentives in respect of fiscal 2014. As of April 30, 2014, Ms. Ratza’s fiscal 2014 short-term incentive award has not yet been paid to Ms. Ratza.

Executive Vice President, Marketing & Services – Chris Jones

In establishing Mr. Jones’ compensation arrangements for fiscal 2014 as EVP Marketing & Services, the Compensation Committee reviewed Mr. Jones’ target total cash compensation in comparison to the fifth-highest paid officer in the Comparator Group. For fiscal 2014, Mr. Jones target total cash compensation was established at $350,000, being at a level between the 25th and 50th percentile of the fifth highest officer in the Comparator Group. Mr. Jones’ base salary was maintained at $200,000, his eligibility for on-target short-term incentives was maintained at $50,000, and his maximum eligibility for short-term incentives was maintained at $65,000. In April 2013, Mr. Jones was awarded $50,000 in long-term incentives in respect of fiscal 2014, granted in the form of CRSUs that vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

Given the Corporation’s performance in fiscal 2014 and Mr. Jones’ individual performance, the Board, after considering the recommendation of the Compensation Committee and Mr. Ryan, awarded Mr. Jones $50,000 in short-term incentives in respect of fiscal 2014. As of April 30, 2014, Mr. Jones’ fiscal 2014 short-term incentive award had not yet been paid to Mr. Jones.

Executive Vice President, Information Services – Raimond Diederik

Mr. Diederik’s compensation arrangements for fiscal 2014 were not established with reference to a particular position in the Comparator Group. Rather, Mr. Diederik’s total cash compensation for fiscal 2014 was maintained at its fiscal 2013 level of Cdn.$272,000. Mr. Diederik’s base salary was maintained at Cdn.$185,000, his eligibility for on-target short-term incentives was maintained at Cdn.$37,000, and his maximum eligibility for short-term incentives was maintained at Cdn.$50,000. In April 2013, Mr. Diederik was awarded Cdn.$50,000 in long-term incentives in respect of fiscal 2014, granted in the form of CRSUs that vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

Given the Corporation’s performance in fiscal 2014 and Mr. Diederik’s individual performance, the Board, after considering the recommendation of the Compensation Committee and Mr. Ryan, awarded Mr. Diederik Cdn.$37,000 in short-term incentives in respect of fiscal 2014. As of April 30, 2014, Mr. Diederik’s fiscal 2014 short-term incentive award had not been paid to Mr. Diederik in cash or granted in the form of CRSU.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers during fiscal 2014, 2013, and 2012:

Name and Principal Position	Fiscal Year Ended Jan. 31,	Salary1,2	Share-based Awards3	Option-based Awards1,4	Annual Non-Equity Incentive Plan compensation1,5	All Other Compensation6	Total Compensation
		($)	($)	($)	($)	($)	($)
Edward J. Ryan	2014	250,000	518,480	–	131,643	2,125	902,248
Chief Executive Officer	2013	200,000	827,247	–	125,000	2,000	1,154,247
	2012	200,000	–	–	90,500	6,917	297,417
Arthur Mesher	2014	254,830	797,649	–	–	1,457,028	2,509,507
Former Chief Executive Officer7	2013	340,272	1,100,717	–	470,376	425	1,911,790
	2012	338,232	590,246	294,734	-	10,147	1,233,359
Stephanie Ratza	2014	201,803	159,534	–	67,455	6,054	434,846
Chief Financial Officer	2013	210,168	170,241	–	82,566	6,305	469,280
	2012	208,908	31,336	31,295	63,000	11,922	346,461
J. Scott Pagan	2014	224,475	518,480	–	125,000	6,734	874,689
President & Chief	2013	240,192	658,960	–	105,084	7,206	1,011,442
Operating Officer	2012	238,752	168,119	167,900	-	12,502	587,273
Chris Jones	2014	200,000	50,000	–	50,000	–	300,000
Executive Vice-President,	2013	200,000	50,000	–	50,000	–	300,000
Marketing and Services	2012	200,000	–	–	50,000	2,703	252,703
Raimond Diederik	2014	165,827	44,970	–	33,278	4,975	249,050
Executive Vice President	2013	170,136	-	55,645	44,536	5,104	275,421
Information Services	2012	169,121	24,869	24,838	33,824	5,074	257,725
(1) The salary, option-based awards and non-equity incentive plan compensation of Mr. Mesher, Ms. Ratza, Mr. Pagan (in respect of amounts for his role as Chief Corporate Officer prior to November 26, 2013) and Mr. Diederik were determined and paid in Canadian dollars. Amounts included in this table have been converted to US dollars at the noon foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.1119 Canadian dollars at January 31, 2014, 1 US dollar = 0.9992 Canadian dollars at January 31, 2013, and 1 US dollar = 1.0052 Canadian dollars at January 31, 2012.
(2) Mr. Ryan was promoted to Chief Executive Officer on November 26, 2013 and his annualized salary increased from $250,000 to $325,000. Mr. Pagan was promoted to President & Chief Operating Officer on November 26, 2013, and his annualized salary was increased from Cdn.$250,000 to $300,000.
(3) Dollar amounts in this column reflect the grant date fair value of CRSUs, PSUs and RSUs issued in the applicable year, even if a portion of the award relates to services performed, or to be performed, in one or more past or future fiscal years, but do not include any amounts of annual incentive plan compensation that the Named Executive Officer elected to receive in the form of CRSUs. The grant date fair value of a CRSU was determined by multiplying the number of CRSUs granted by the weighted-average closing price of the Common Shares on NASDAQ in the period of five trading days preceding the date of the grant. This approach is used as it is the model used to value CRSUs for the purposes of the Corporation’s consolidated financial statements.The grant date fair value of a PSU is determined using a Monte Carlo simulation approach. This approach is used as it is the model used to value PSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of an RSU is based on the closing price of the Common Shares on NASDAQ in the trading day preceding the date of the grant. This approach is used as it is the model used to value RSUs for the purposes of the Corporation’s consolidated financial statements. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may have received upon any eventual vesting and payment of the CRSUs.
(4) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year, even if a portion of the stock option relates to services performed, or to be performed, in one or more past or future fiscal years. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. No stock options were granted to Named Executive Officers in fiscal 2014.
(5) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. A Named Executive Officer may elect to take such entitlements in the form of CRSUs. Where the Named Executive Officer elected to receive an award in the form of CRSUs, the award is made using the weighted average closing price of the Common Shares on the TSX in the period of five trading days preceding the date of the grant.
(6) “All Other Compensation” includes contributions made by the Corporation to, in the case of Mr. Mesher, Mr. Pagan and Ms. Ratza, the Named Executive Officer’s DPSP Plan or, in the case of Mr. Ryan and Mr. Jones, the Named Executive Officer’s 401(k) plan. “All Other Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. The total value of all perquisites and other personal benefits for each Named Executive Officer is excluded as it is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000. “All Other Compensation” also includes incremental payments and amounts payable to Mr. Mesher as a result of his departure from the Corporation (please see the section entitled “Compensation - Termination and Change of Control Benefits”).
(7) Mr. Mesher’s employment with the Corporation ceased on November 26, 2013. Consistent with the Corporation’s timing for annual incentive awards, Mr. Mesher received his annual Common Share-based awards in April 2013, prior to his departure.

Outstanding NEO Option-based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2014.
	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price1	Option Expiration Date	Value of unexercised in-the-money options2	Number of shares or units of shares that have not vested3,4	Market or payout value of share-based awards that have not vested4,5	Market or payout value of vested share-based awards not paid out or distributed6
		(#)	($)		($)	(#)	($)	($)
Edward J. Ryan	July 7, 2008	200,000	3.02	July 7, 2015	2,273,683
						105,304	1,514,272	557,771

Arthur Mesher7								2,111,473

Stephanie Ratza	April 2, 2007	175,000	4.54	June 12, 2014	1,723,475
	July 7, 2008	50,000	3.02	July 7, 2015	568,421
	Nov. 28, 2008	50,000	2.82	Nov. 28, 2015	578,764
	April 15, 2011	14,839	5.68	April 15, 2018	129,191
						33,820	486,332	116,219

J. Scott Pagan	July 7, 2008	196,875	3.02	July 7, 2015	2,238,157
	April 15, 2011	79,612	5.68	April 15, 2018	693,117
						103,269	1,485,008	377,648

Chris Jones	July 7, 2008	50,000	3.02	July 7, 2015	568,421
						19,116	274,888	18,081

Raimond Diederik	April 4, 2010	50,000	5.68	April 14, 2017	435,310
	April 15, 2011	11,777	5.68	April 15, 2018	102,533
	July 14, 2012	20,000	8.05	July 14, 2019	126,815
						11,907	171,223	-
(1) Options granted on May 28, 2007, July 7, 2008, November 28, 2008, April 4, 2010, April 15, 2011 and July 14, 2012 were granted with Canadian dollar exercise prices of Cdn.$4.66, Cdn.$3.36, Cdn.$3.13, Cdn.$6.32, Cdn.$6.32 and Cdn.$8.95, respectively.  The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014.
(2) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2014 (Cdn.$16.00) and the Canadian dollar option exercise price (see footnote (1) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(3) The number of PSUs included assumes a 1.0 adjustment factor. See also footnote (4).
(4) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSU that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The market value of PSUs included assumes a 1.0 adjustment factor.
(5) Unvested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs, RSUs and PSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2014 ($14.38).
(6) Vested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs that have vested but have not been paid was determined using the five-day weighted-average closing price of the Common Shares on the TSX at the end of fiscal 2014 (Cdn.$15.23). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014.The market value of RSUs and PSUs that have vested but have not been distributed was determined using the closing price of the Common Shares on NASDAQ on January 31, 2014.
(7) At January 31, 2014, Mr. Mesher held 147,463 vested Share Units. By May 27, 2014, a sufficient number of the Common Shares issuable pursuant to these Share Units will be sold by the Corporation on Mr. Mesher’s behalf to satisfy any applicable withholdings, with the balance of the Share Units to be paid out to Mr. Mesher as Common Shares.

NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2014

Name	Option-based awards – Value vested during the year1	Share-based awards – Value vested during the year2	Non-equity incentive plan compensation – Value earned during the year3
	($)	($)	($)
Edward J. Ryan	134,550	358,586	131,643
Arthur Mesher	123,923	2,968,978	-
Stephanie Ratza	121,965	147,533	67,455
J. Scott Pagan	70,590	414,712	125,000
Chris Jones	55,850	149,024	50,000
Raimond Diederik	50,794	71,815	33,278
(1) The total value of stock options that vested in fiscal 2014. The value is equal to the difference between the closing price of the Corporation’s Common Shares on the TSX on the vesting date and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014.
(2) The total value of RSUs, PSUs and CRSUs vested and paid during fiscal 2014. The value of RSUs and PSUs that have vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2014.
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

NEO Termination and Change of Control Benefits

The employment contracts we have entered into with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of:

a)	The termination without cause of the Named Executive Officer;
b)	A change in the relationship between the Corporation and the Named Executive Officer; and/or
c)	A change of control of the Corporation.

The Corporation considers it to be in its best interests to establish severance benefits for its Named Executive Officers to provide certainty to both the Corporation in respect of its obligations in the event of termination of employment as well as to the Named Executive Officers as an incentive to encourage their retention and continued focus on the Corporation’s operations in circumstances such as an unsolicited change of control transaction. The Corporation believes that the severance benefits established for its Named Executive Officers are competitive and in-line with market practice. The period over which severance benefits are calculated is based on the position held by the Named Executive Officer and the Named Executive Officer’s length of service with the Corporation.

a.	Termination Without Cause

If the Named Executive Officer is terminated without cause, we may be obligated to make severance payments as described below. We may also be required to continue the Named Executive Officer’s employment benefits during any applicable severance period.

Edward J. Ryan / J. Scott Pagan

•	We are required to pay the Named Executive Officer his base salary and on-target short-term compensation for up to two years

Stephanie Ratza / Chris Jones / Raimond Diederik

•
We are required to pay the Named Executive Officer his or her base salary for up to twelve months, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment to the end of the twelve month period.

We are required to pay the Named Executive Officer an amount in respect of CRSUs from the Named Executive Officer‘s short-term incentive grants that are unvested (“Unvested STI CRSUs”) as of the date the Corporation provides notice of termination or is deemed to have terminated the Named Executive Officer’s employment, equal to the fair market value of any Unvested STI CRSUs.

The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause, a prorated portion of the Named Executive Officer’s unvested Share Units will automatically vest, based on the number of months from the first day of the grant to the termination date divided by the number of months in the grant and, in the case of PSUs, using an adjustment factor of 1.0. The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause within twelve months of a Change of Control (as defined below), then there will be immediate accelerated vesting of all of the Named Executive’s Share Units using an adjustment factor of 1.0. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”.

b.	Adverse Change in the Relationship Between the Corporation and the Named Executive Officer

If there is an adverse change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide the payments or benefits to the Named Executive Officer outlined above in the section “Termination Without Cause”. Some examples of such an adverse change in the relationship between the Named Executive Officer and the Corporation are as follows:
•
A change in control described in the section below which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control;

•	A material reduction by the Corporation of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by the Corporation; or
•	A material breach of the employment agreement between the Corporation and the Named Executive Officer that is committed by the Corporation.

c.	Change of Control

The PRSU Plan provides that if a surviving, successor or acquiring entity does not assume the outstanding Share Units in the event of a Corporate Transaction, all Share Units shall vest immediately prior to the Corporate Transaction at not less than 100% and not more than 200% as determined by the Compensation Committee. A “Corporate Transaction” is considered to be any of the following:

•	A Change of Control. A “Change of Control” includes:
o	A transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
o
During any two year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

o	A transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or
o	There is a transaction to sell all or substantially all of the assets of the Corporation;
•	A capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
•
An offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

•
An acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

•	A sale of all or substantially all of the assets of the Corporation or any subsidiary; or
•	An extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

Unvested STI CRSUs have been granted to Named Executive Officers as deferred annual incentive compensation. We are required to pay the Named Executive Officer an amount in respect of his or her Unvested STI CRSUs as of the date of a Corporate Transaction, equal to the fair market value of any Unvested STI CRSUs. Other than the vesting of such Unvested STI CRSUs, there is no ‘single trigger’ accelerated vesting of Common-Share based incentive awards on a Change of Control.

Quantitative Estimates of Payments to NEOs upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause” and/or a Change of Control may be found in the table below. This table sets forth the estimated amount of payments each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2014. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$16.00 per Common Share as reported on the TSX on January 31, 2014, the last trading day of fiscal 2014, converted to US dollars at the rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014. Stock option amounts deduct the applicable exercise price of the stock options. CRSU values are calculated using the fair market value of our Common Shares of $14.38 per Common Share as reported on NASDAQ on January 31, 2014. Payments that would be incurred in Canadian dollars are also converted to US dollars at the rate of 1 US dollar = 1.1119 Canadian dollars. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. Severance amounts do not include amounts payable by the Corporation on account of, or in lieu of, employment benefits. The “Without Cause” summary information includes any deemed termination by the Corporation due to an adverse change in relationship between the Corporation and the Named Executive Officer.

Name	Event	Salary ($)	Short-term ($)	CRSUs ($)	Share Units ($)	Total ($)
Edward J. Ryan	Without Cause	650,000	550,000	165,730	461,325	1,827,055
	Without Cause Within 12 Months Of Change of Control	650,000	550,000	165,730	1,348,542	2,714,272
	Change of Control	–	–	165,730	–	165,730
Stephanie Ratza	Without Cause	202,365	–	137,732	116,205	456,302
	Without Cause Within 12 Months Of Change of Control	202,365	–	137,732	348,600	688,697
	Change of Control	–	–	137,732	–	137,732
J. Scott Pagan	Without Cause	600,000	504,000	226,514	461,325	1,791,839
	Without Cause Within 12 Months Of Change of Control	600,000	504,000	226,514	1,258,494	2,589,008
	Change of Control	–	–	226,514	–	226,514
Chris Jones	Without Cause	200,000	–	84,267	–	284,267
	Change of Control	–	–	84,267	–	84,267
Raimond Diederik	Without Cause	$166,389	$33,278	94,951	–	294,618
	Change of Control	–	–	94,951	–	94,951

Arrangements Regarding Departure of Former Chief Executive Officer

On November 26, 2013, Arthur Mesher resigned as Chair of the Board and Chief Executive Officer for health and personal reasons. In connection with Mr. Mesher’s departure, the Corporation and Mr. Mesher concluded an agreement providing for the following arrangements:
•	Confirmation that Mr. Mesher would receive his base salary to November 26, 2013;
•	Confirmation that Mr. Mesher forfeited his short-term incentives in respect of fiscal 2014;
•	A payment to Mr. Mesher on December 15, 2013 of Cdn.$666,633.60 in respect of 46,880 CRSUs that vested upon Mr. Mesher’s departure;
•
The payment to Mr. Mesher of his base salary and on-target short-term incentives for a two-year period ending November 26, 2015 (the “Payment Period”), being Cdn.$1,620,000 (the “Payment Amount”). The Payment Amount is to be paid in equal semi-monthly installments over the Payment Period. The Payment Amount will not be reduced if Mr. Mesher obtains paid employment, consulting work or remuneration for other services during the Payment Period;

•
A payment to Mr. Mesher of Cdn.$692,093.48, also in equal semi-monthly installments over the Payment Period, in lieu of 55,916 stock options and 15,448 RSUs which were scheduled to vest during the Payment Period;

•
Mr. Mesher continues participation in the Corporation’s executive employment benefit plans (except short- and long-term disability) during the Payment Period, unless Mr. Mesher replaces such benefits with benefits through alternate employment;

•
Mr. Mesher holds 147,463 vested Share Units. By May 27, 2014, a sufficient number of the Common Shares issuable pursuant to these Share Units will be sold by the Corporation on Mr. Mesher’s behalf to satisfy applicable withholdings, with the balance of the Share Units provided to Mr. Mesher as Common Shares;

•	Mr. Mesher confirms he has no rights to any other stock options, CRSUs, PSUs, RSUs or other Common Share consideration; and
•	The execution of a mutual release and standstill agreement.

Director Compensation

Compensation Policies

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2014 based on the annual retainers for Board and committee work outlined in the table below.
Retainer	Amount
Annual Base Retainer	$30,000 (February 1, 2013 – March 31, 2013) $35,000 (April 1, 2013 – January 31, 2014)
Audit Committee Retainer	$15,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member
Corporate Governance Committee Retainer	$5,000 – Chair $3,750 – Member
Nominations Committee Retainer	$2,500 – Chair $1,250 – Member
Lead Director Retainer	$10,000 (February 1, 2013 – March 31, 2013) $17,500 (April 1, 2013 – November 26, 2013)
Non-Executive Chair of the Board	$30,000 (November 26, 2013 – January 31, 2014)
Annual Equity Grant	$50,000

Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board in person were compensated an additional $1,000 per meeting. This amount was increased to $1,500 per meeting effective April 1, 2014.

All annual retainers are paid in cash and/or DSUs. A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her cash compensation for that fiscal year in the form of DSUs. Directors may be required to receive a minimum amount of their compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Director Equity Ownership Policy (see “Equity Ownership Policies” below).

In addition, in fiscal 2014 each non-employee director received a grant of DSUs. Each DSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. For fiscal 2014, the dollar-value of the grant to each non-employee director was $50,000.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the director.

Directors are entitled to reimbursement for expenses incurred by them in their capacity as directors. During fiscal 2014, each non-employee member of the Board was also eligible for reimbursement of up to $3,000 per fiscal year (Lead Director/Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

In fiscal 2015, the Compensation Committee retained Meridian to provide advice with respect to compensation of non-employee directors for fiscal 2015. As part of Meridian’s engagement, it benchmarked the compensation of the Corporation’s directors against the Comparator Group and determined that director compensation was materially below the median of the Comparator Group. After considering the benchmarking conducted by Meridian, the Compensation Committee recommended, and the Board approved, the following changes to the compensation of non-employee directors effective as of the conclusion of the Meeting, to position director compensation at approximately the median of the Comparator Group:

•	Increase the annual retainer from $35,000 to $50,000;
•	Increase the annual share-based grant from $50,000 to $95,000;
•	Increase the Chair of Corporate Governance Committee retainer from $5,000 to $8,000; and
•
Establish aggregate compensation for the non-executive Chair of the Board of $200,000, inclusive of all other board and committee retainers and meeting fees. Such compensation will be paid $80,000 in cash as a base retainer and $120,000 in DSUs.

Fiscal 2014 Compensation

The following table sets forth summary information concerning the annual compensation earned by each of the non-employee directors of the Corporation for fiscal 2014.

Name	Fees Earned1 ($)	Share-based Awards2 ($)	Total3 ($)
David Anderson	52,750	50,000	102,750
David I. Beatson	55,000	50,000	105,000
Eric Demirian4	53,750	50,000	103,750
Chris Hewat4	38,750	50,000	88,750
John J. Walker	52,750	50,000	102,750
Stephen Watt4,5	67,060	50,000	117,060
(1) Of the fees disclosed, each of the following directors elected to receive the following amounts in the form of DSUs under the DSU Plan (number of DSUs expressed in parentheses): (i) Mr. Anderson – $35,000 (2,831); (ii) Mr. Demirian – $35,000 (2,831); (iii) John J. Walker – $35,000 (2,831); and (iv) Stephen Watt – $67,060 (5,401). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant.
(2) Amounts set forth in this column reflect awards of DSUs under the DSU Plan (other than DSUs that directors elected to receive in lieu of fees). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on NASDAQ in the five trading days preceding the date of the grant.
(3) Table does not include any amounts paid as reimbursement of expenses.
(4) Compensation is paid in Canadian dollars to non-employee directors who are resident in Canada. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014.
(5) Dr. Watt served as Lead Director in fiscal 2014 for which he received an annual retainer of $10,000, which was increased to $17,500 effective April 1, 2013. On November 26, 2013, Dr. Watt was appointed Chair of the Board, at which time the Lead Director retainer ceased and was replaced by a non-executive Chair of the Board annual retainer of $30,000 for the balance of fiscal 2014.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding share-based awards for each of the Corporation’s non-employee directors as at January 31, 2014. The Corporation’s non-employee directors did not hold any outstanding option-based awards as at April 30, 2014.

	Share-based Awards
Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested1	Market or payout value of vested share-based awards not paid out or distributed2
	(#)	($)	($)
David Anderson	7,393	106,311	187,515
David I. Beatson	3,743	53,824	267,928
Eric Demirian	7,393	106,311	187,515
Chris Hewat	3,743	53,824	297,378
John J. Walker	6,964	100,142	169,972
Stephen Watt	3,743	53,824	979,149

(1) All share-based awards that have not vested are in the form of CRSUs. The market value of CRSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2014 ($14.38).
(2) All share-based awards are in the form of CRSUs and DSUs. The market value of CRSUs that have vested but have not been paid was determined using the five-day weighted-average closing price of the Common Shares on the TSX at the end of fiscal 2014 (Cdn.$15.23). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.1119 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2014, the last business day of fiscal 2014. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board. The market value of DSUs was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2014 ($14.38).

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2014

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year1 ($)
David Anderson	–	54,245
David I. Beatson	–	34,665
Eric Demirian	–	54,245
Chris Hewat	–	34,665
John J. Walker	–	50,522
Stephen Watt	–	34,665
(1) The total value of CRSUs vested and paid during fiscal 2014. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors.

Equity Ownership Policies

The Corporation has equity ownership policies applicable to Management (the “Management Equity Ownership Policy”) and directors (the “Director Equity Ownership Policy”). On April 28, 2013, both the Management Equity Ownership Policy and the Director Equity Ownership Policy (collectively, the “Equity Ownership Policies”) were amended.

The objective of the Management Equity Ownership Policy is to ensure that the CEO and other senior executives acquire and hold a meaningful equity ownership interest in the Corporation within a reasonable period following the individual’s appointment to the office. Pursuant to the policy, within five years of becoming subject to the policy, the Named Executive Officers are required to attain and maintain the following equity ownership levels:
Position	Equity Ownership Level as a Multiple of Base Annual Salary
CEO	3X
Other Named Executive Officers	1X

The objective of the Director Equity Ownership Policy is to ensure that non-Management members of the Board acquire and hold a meaningful ownership interest in the Corporation within a reasonable period following the individual’s election or appointment to the Board. Pursuant to the policy, within five years of becoming subject to the policy, each non-Management director is required to attain and maintain the following equity ownership level:
Position	Equity Ownership Level as a Multiple of Annual Base Retainer
Non-Management Director	3X

For the purposes of the Equity Ownership Policies, “Market Value” is referenced to determine compliance, where “Market Value” per Common Share means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Equity Ownership Policies,
•	Common Shares are included and valued at the greater of cost and Market Value; and
•	CRSUs, DSUs, RSUs and PSUs are included and valued at 50% of Market Value at the date of measurement.

During a period when a Named Executive Officer has not met the applicable equity ownership levels, the Named Executive Officer must retain 25% of the Common Shares received on the exercise of a stock option or the redemption of a CRSU, RSU or PSU and elect to convert to RSUs 25% of the proceeds received by the Named Executive Officer pursuant to the Corporation’s incentive compensation plans. During a period when a non-Management director has not met the applicable equity ownership levels, the non-Management director must elect to convert to DSUs 50% of the base annual retainer received by the director for serving on the Board and retain 25% of the Common Shares received on the exercise of options.

The following table identifies the equity ownership levels of each of the Named Executive Officers as at April 25, 2014 with reference to the minimum equity ownership levels required by the Management Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding April 25, 2014, being Cdn.$15.70, converted to US dollars at the rate of 1 US dollar = 1.1042 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on April 25, 2014. The table identifies the Market Value of all Common Share-based holdings (including in-the-money amounts for vested stock options) for the individual and the Market Value of Common Share-based holdings included for the purposes of calculation pursuant to the Management Equity Ownership Policy (which does not include in-the-money amounts for vested stock options). In determining the Market Value of Common Share-based holdings, the exercise price of any stock options is deducted. Minimum equity ownership levels are determined by multiplying the level set out in the Management Equity Ownership Policy for the applicable position by the individual’s current annual base salary converted to US dollars at the rate of 1 US dollar = 1.1042 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on April 25, 2014:

Name	Position	Market Value of Common Share-based holdings ($)	Market Value of holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level ($)	Minimum Equity Ownership Level Achieved?
Edward J. Ryan	CEO	4,130,141	992,220	975,000	Yes
Stephanie Ratza	NEO	3,719,433	410,060	203,767	Yes
J. Scott Pagan	NEO	4,902,420	1,400,274	300,000	Yes
Chris Jones	NEO	1,098,887	455,566	200,000	Yes
Raimond Diederik	NEO	703,736	209,494	167,542	Yes

The following table identifies the equity ownership levels of each of the current Directors as at April 25, 2014 with reference to the minimum equity ownership levels required by the Director Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding April 25, 2014, being Cdn.$15.70, converted to US dollars at the rate of 1 US dollar = 1.1042 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on April 25, 2014. Minimum equity ownership levels are determined by multiplying the level set out in the Director Equity Ownership Policy by the current annual base retainer of $35,000:

Name	Market Value of Common Share-based holdings ($)	Market Value of holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level ($)	Minimum Equity Ownership Level Achieved?
David Anderson	373,958	220,755	105,000	Yes
David Beatson	396,566	233,744	105,000	Yes
Eric Demirian	598,746	367,632	105,000	Yes
Chris Hewat	269,329	168,936	105,000	Yes
John Walker	300,048	159,268	105,000	Yes
Stephen Watt	1,163,573	632,671	105,000	Yes

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, either current or having held such position during fiscal 2014, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at April 30, 2014, or has been, at any time since the beginning of fiscal 2014, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or any of its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, of which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2014 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2015. For fiscal 2014, the Corporation incurred fees of approximately Cdn.$449,735 for legal services rendered by Blake, Cassels & Graydon LLP.

           Except as otherwise disclosed in this Circular, no person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2014, or any associate or affiliate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Except as otherwise disclosed in this Circular, no informed person or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2014 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”); and National  Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Board and Management believe that the Corporation has a sound governance structure in place for both Management and the Board, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a regular basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The Board is currently composed of a majority of independent directors with five of six directors being independent. The five independent directors are: Mr. Anderson; Mr. Beatson; Mr. Demirian; Mr. Walker; and Dr. Watt. Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above), and is therefore not independent.

Of the eight individuals nominated for election as directors of the Corporation at the Meeting, the following six are considered by the Board to be independent: Mr. Anderson; Mr. Beatson; Mr. Demirian; Ms. O’Hagan; Mr. Walker; and Dr. Watt. Mr. Ryan, being the Chief Executive Officer of the Corporation, is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of his executive officer position and there is not considered independent. Mr. Hewat is not considered independent for the reasons outlined in the previous paragraph.

Dr. Watt, an independent director, is the Chair of the Board, and is responsible for, among other things, providing leadership to ensure that the Board functions independently of Management and non-independent directors and calling, where necessary, the holding of special meetings of the Board, non-Management directors or independent directors. The Corporation’s leadership structure has varied over time and has included both combined and separated Chair of the Board / CEO roles. The Corporation does not currently have a policy requiring the combination or separation of leadership roles and believes that its flexible approach to leadership has allowed the Board to put into place the most effective governance structure for the Corporation at any given time. The directors also hold in camera sessions of the independent directors at the conclusion of meetings of the Board and its committees, at which Management and non-independent directors are not present. Seven in camera meetings were held at Board meetings in fiscal 2014, and one additional in camera meeting was held at a Board meeting in the first three months of fiscal 2015.

Currently, the following directors serve on the following boards of other public companies:
Director	Public Company Board Membership
David I. Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Eric Demirian	Enghouse Systems Ltd. (TSX:ESL) Imax Corporation (NYSE:IMAX, TSX:IMX) Redline Communications Inc. (TSX:RDL)

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by applicable directors and committee members to ensure the Board Mandate is fulfilled. The Board and its committees held the following number of meetings since January 31, 2013.
	Year ended January 31, 2014	February 1, 2014 – April 30, 2014	Total
Board	9	3	12
Audit Committee	6	1	7
Compensation Committee	9	1	11
Corporate Governance Committee	5	2	7
Nominating Committee	2	2	4

The attendance of the directors at such meetings was as follows:
Director	Board Meetings Attended	Committee Meetings Attended
David Anderson	12 of 12	14 of 14
David I. Beatson	12 of 12	17 of 17
Eric Demirian	12 of 12	14 of 14
Christopher Hewat	11 of 12	7 of 7

Arthur Mesher1	7 of 7	0 of 0
John J. Walker	12 of 12	11 of 11
Stephen Watt	12 of 12	21 of 21
(1) Arthur Mesher resigned as a director effective November 26, 2013.

Mandate of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “D”.

The Board Mandate, among other things, describes the Board’s responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board will provide regular oversight of the Corporation’s risk management practices and monitor Management’s reports regarding the assessment, management and monitoring of key risks affecting the Corporation and the Corporation’s risk management/monitoring systems. Also, the Board Mandate provides that, with the assistance of the Audit Committee, the Board will review the factors identified by Management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by Management to manage these factors. The Board Mandate also provides that the Board will, with the assistance of the Audit Committee, review the internal financial, non-financial and business control and information systems that have been established by Management and review the standards of corporate conduct that Management is applying to those controls.

Consistent with the Board Mandate, in March 2013 the Corporation adopted a risk management policy (the “Risk Management Policy”) that establishes principles to guide Management’s implementation and operation of the Corporation’s risk management program, which are based on the International Standards Organization’s ISO 31000:2009, Risk management – Principles and guidelines. The Risk Management Policy also establishes a framework for risk management (the “Risk Management Framework”) that includes risk identification, risk assessment/measurement, risk response and control activities, risk reporting and communication, risk monitoring and risk reduction/mitigation.

Each fiscal quarter, Management reports directly to the Board and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including regulatory changes, litigation, changes in customer relationships, information technology risks, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in the “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. Management also reports to the Audit Committee on an ongoing basis on Management’s risk management activities consistent with the Risk Management Framework. In addition, on an ongoing basis the Board and Management consider short- and long-term risks in developing the Corporation’s strategic plans. Where new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee and Audit Committee review the Corporation’s Risk Management Policy and Risk Management Framework to assist the Board in evaluating the framework’s effectiveness.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management. See “Compensation – Compensation Discussion and Analysis – Compensation-related Risks”.

The Board reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Committee Charters and Position Descriptions

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Nominating Committee. As of April 30, 2014, the following directors serve on the following committees in the following roles:
Director	Audit	Compensation	Corporate Governance	Nominating
David Anderson		Chair		Member
David Beatson	Member	Member
Eric Demirian	Chair		Member
Chris Hewat			Member
John Walker	Member			Member
Stephen Watt		Member	Chair	Chair

The Board has adopted a written charter for each of these committees. Each committee charter includes a description of the role of the chair of that committee. A description of each committee charter, the committee membership and each committee’s activities in fiscal 2014 is included below in this “Statement of Corporate Governance Practices” section. The committee charters are also available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

From time to time, the Board may appoint ad hoc committees to assist it in specific matters. Where such ad hoc committees are established, the Board delegates a specific mandate to such ad hoc committee.

The Board has adopted a written position description for the roles of the Chair of the Board and the CEO. The Chair of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under the Board Mandate. The Chair of the Board’s functions and responsibilities include facilitating the functioning of the Board independently of Management, providing independent leadership to the Board, Board management and reviewing Management’s strategic initiatives. The CEO’s role includes having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The position descriptions of the Chair of the Board and the CEO are available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

Audit Committee

The Audit Committee is comprised of Eric Demirian (Chair), David I. Beatson and John J. Walker. Each member of the Audit Committee is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of NASDAQ and U.S. federal securities laws. Item 7.2 of the Corporation’s Annual Information Form dated April 6, 2014, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee. The Board has also determined that Eric Demirian and John J. Walker are each an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; reviewing and approving the Audit Committee charter; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2014, the Audit Committee’s activities included the following:

Fiscal 2014 Audited Consolidated Financial Statements

•	Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements, and the notes and management’s discussion and analysis thereon;
•
Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the U.S., including the confirmation of the independent auditor’s independence;

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the U.S.; and
•	Recommended to the Board that the Corporation’s fiscal 2014 audited consolidated financial statements be approved.

Independent Auditor
•
Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and approved the compensation of the independent auditor;

•
Reviewed the independence and qualifications of the independent auditor and lead partners of the independent auditors, based on the independent auditor’s disclosure of its relationship with the Corporation;

•	Approved audit and permitted non-audit services to be performed by the independent auditor;
•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting
•	Reviewed any significant changes to applicable accounting principles and practices;
•
Reviewed with Management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements and the notes and management’s discussion and analysis thereon;

•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements;
•	Reviewed and approved the engagement of tax advisors in connection with the Corporation’s accounting for income taxes;

•	Reviewed Management’s ongoing implementation of its enterprise resource planning system;
•	Reviewed the certification process for annual and interim filings with the CEO and CFO; and
•	Reviewed and considered the Corporation’s fraud prevention and detection program.

Compliance
•	Reviewed the Corporation’s legal counsel’s reports on legal matters that may have a material impact on the Corporation;
•	Reviewed and recommended for Board approval amendments to the Corporation’s investment policy;
•	Reviewed and approved the Audit Committee’s charter and the Corporation’s policy for hiring current or former members of the Corporation’s independent auditor;
•
Reviewed Management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures, including the Corporation’s implementation of a new enterprise resource planning system;

•	Reviewed and approved the Risk Management Policy and reviewed Management’s establishment and Maintenance of the Risk Management Framework; and
•	Reviewed the results of the audit committee hotline program.

Planning
•	Reviewed Management’s plans for inter-corporate finance and structure;
•	Reviewed with Management and the Corporation’s tax advisor’s the Corporation’s international tax planning;
•	Reviewed Management’s corporate finance planning; and
•	Reviewed Management’s budget planning initiatives.

Compensation Committee

The Compensation Committee is comprised of David Anderson (Chair), David I. Beatson and Stephen Watt.  The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com, and are described in the section “Compensation – Compensation Committee” included earlier in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Stephen Watt (Chair), Eric Demirian and Chris Hewat. Each of Mr. Demirian and Dr. Watt is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. In fiscal 2014, the Corporate Governance Committee’s activities included the following:
•	Reviewed and recommended for Board approval the Corporation’s corporate governance framework;
•	Periodically reviewed the Corporation’s corporate governance activities and reporting to the Board on these activities at quarterly Board meetings;
•	Reviewed and recommended for Board approval the amendments to the Corporation’s Shareholder Rights Plan described in this Circular;
•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;
•	Reviewed the Risk Management Policy and Risk Management Framework for Board oversight of the Corporation’s risk management activities;

•	Reviewed the Corporation’s governing documents and recommended for Board approval amendments to the Corporation’s Board Mandate and Audit Committee charter;
•	Reviewed the Code and recommended for Board re-approval;
•	Reviewed the Corporation’s disclosure policy and recommended amendments for Board approval;
•	Reviewed the Corporation’s policy for outside board services by members of the Board;
•	Reviewed the Corporation’s director orientation program;
•	Recommended for adoption by the Board a global anti-corruption policy;
•	Reviewed the Corporation’s directors’ and officers’ liability insurance program and recommended to Management that certain enhancements to the program be made;
•
Recommended that the Board resolve that any Director or Named Executive Officer that seeks to specifically pledge securities of the Corporation held, directly or indirectly, by the Director or Named Executive Officer should first consult with the Corporation’s insider trading policy administrator with a view to determining whether or not that proposed pledge would reasonably be expected to cause that Director or Named Executive Officer to no longer hold a meaningful aggregate equity ownership interest in the Corporation;

•	Conducted an assessment of the performance of the Board, the individual directors and each Board committee against their respective mandates;
•	Evaluated each director against independence criteria applicable to the Corporation;
•
Reviewed, and recommended for Board approval, the Corporation’s emergency preparedness plan, which, among other things, identifies interim successors for key Management roles in the event of an unexpected vacancy of the role (the “Emergency Preparedness Plan”); and

•	Reviewed, together with the Nominating Committee and the Compensation Committee, the CEO’s recommendations for Management succession and development plans.

Nominating Committee

The Nominating Committee is comprised of Dr. Stephen Watt (Chair), David Anderson and John J. Walker. Each of the members of the Nominating Committee was during fiscal 2014, and is, an independent director. The responsibilities, powers and operation of the Nominating Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board and to succeed the Chair of the Board. To identify new candidates to serve on the Board, the Nominating Committee:
•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity;
•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board;
•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and
•	Considers the experience and expertise of the independent members of the Board with a view to identification of a suitable potential successor for the Chair of the Board role.

In fiscal 2014, the Nominating Committee’s activities included the following:
•	Reviewed the composition of the Board’s committees and recommended to the Board the proposed composition of the Board’s committees; and
•
Retained and directed a leading international recruiting firm to identify candidates for election to the Board with the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors; coordinated meetings of candidates with the Board and senior Management; and led the Board’s process respecting selection of a candidate for election to the Board.

Ethical Business Conduct

The Board has adopted the Code applicable to the Corporation’s directors and employees. A copy of the Code is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s legal counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The Corporation’s legal counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing are reviewed and forwarded to the Audit Committee.

In addition, the Board has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code or applicable laws; and the receipt, retention and treatment of such concerns. The Board and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Employees have also been advised that concerns relating to compliance with the Code may also be raised to an independent director by way of the Chair of the Board. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering transactions or agreements in which a director or officer has a material interest, such transactions or agreements are considered and, if deemed advisable, approved by the independent directors not having an interest in such transaction or agreement.

Majority Voting Policy

The Board has adopted the Majority Voting Policy whereby, in an uncontested election of directors, any nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares withheld from voting, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board.

The Corporate Governance Committee, or such other committee of the Board as is applicable, will promptly consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. In considering a tendered resignation, the Corporate Governance Committee is to consider all factors it deems relevant to the best interests of the Corporation, including without limitation (i) any stated reasons why shareholders withheld their vote with respect to the subject director; (ii) what the Corporate Governance Committee believes to be the underlying reasons for the majority withhold vote, including whether these reasons relate to the incumbent director’s performance as a director, whether these reasons relate to the Corporation or another corporation, and whether these reasons are curable and alternatives for effecting any cure; (iii) the percentage of outstanding shares represented by votes cast and withheld from voting on the election of the subject director; (iv) the tenure and qualifications of the director; (v) the director’s past and expected future contributions to the Corporation; (vi) the other policies of the Corporation; (vii) the overall composition of the Corporation’s board of directors, including whether accepting the resignation would cause the Corporation to fail to meet any applicable securities laws and rules of federal and provincial securities commissions, the TSX and NASDAQ; and (viii) whether the resignation of the director could result in the triggering of change of control or similar provisions under any contract by which the Corporation is bound by any benefit plan of the Corporation and, if so, the potential impact thereof.

The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee (subject to the terms of the Majority Voting Policy) or Board deliberations on the resignation offer. If the resignation is accepted, subject to any corporate law restrictions, the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders, (ii) fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders to consider the election of a nominee recommended by the Board to fill the vacant position.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned by the Board to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. When a new director joins the Board, the new director’s orientation program takes into account the new director’s background and skills as well as his/her intended committee involvement. The orientation program is designed to introduce the new director to the business and to the Corporation’s expectations of directors. New directors have the opportunity to meet with the Chair of the Board, the CEO, the CFO and/or the Corporation’s legal counsel, in addition to other senior members of Management. The Corporation’s legal counsel also reviews with each new member: (i) certain information regarding the Corporation, including the role of the Board and its committees and the Corporation’s corporate history; (ii) certain key documents of the Corporation, including the Code, the Corporation’s Corporate Governance Framework, Insider Trading Policy, Risk Management Policy, Board Mandate, committee charters and position descriptions; and (iii) the legal obligations of a director of the Corporation. The Corporation’s legal counsel includes the Chair of the Board in this orientation process to assist independent directors with enquiries and information relating to such independent director’s role on the Board. The Corporate Governance Committee reviews the Corporation’s orientation programs on an annual basis.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. In addition to external continuing education sessions attended by Board members, director education sessions, which are presented by Management or external consultants, are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend the Board’s knowledge of the Corporation and its operations. Sessions conducted for the Board in fiscal 2014 included sessions on the following:
•	The Corporation’s delivery management solutions for omni-channel retailers;
•	The Corporation’s information technology infrastructure and trends in data protection and information privacy and security;
•	Director and executive compensation trends and regulatory updates; and
•	International tax planning, inter-corporate finance and corporate structure.

In addition, individual Board committees schedule education sessions with third party consultants that have been retained by such committees in connection with such committees’ fulfillment of their individual committee mandates. Each member of the Board is also eligible for reimbursement of up to $3,000 per fiscal year (Lead Director/Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. The Board encourages individual directors to enroll in such programs and advise the Corporate Secretary of the programs they have participated in.
Director	Continuing Education
David Anderson
Attended 10 hours of continuing professional education courses and programs from providers such as the National Association of Corporate Directors (“NACD”), New York Stock Exchange, Deloitte, Equilar and Pearl Meyer covering topics in executive and director compensation trends and emerging issues; US regulatory updates on compensation disclosure; succession planning; and compensation committee governance issues.

David Beatson
Attended various supply chain and logistics industry conferences, including Council of Supply Chain Management Professionals and BG Strategic Advisors conference, and KPMG programs on corporate taxation and mergers and acquisitions.

Eric Demirian
Attended 34 hours of continuing education from providers such as PwC, Deloitte, KPMG, Fasken Martineau and Meridian. Topics included US and International Financial Reporting Standards accounting and reporting, taxation, CEO transition, information technology (Big Data and cloud computing), special committees, compensation, and other general director training. Also attended education sessions at the Corporation’s Evolution 2013 customer and partner conference. In addition, undertook self-study of accounting and corporate governance topics by reading trade journals and articles.

Chris Hewat
Attended conferences and seminars addressing topics including developments in merger and acquisition transactions; proxy contests; capital markets and financing; private equity investment; and corporate governance matters. Attended meetings as a member of Securities Advisory Committee to the Ontario Securities Commission to discuss and advise on various regulatory initiatives.

John Walker
Attended 46 hours of continuing professional education from providers such as PwC, Deloitte, KPMG and the NACD in programs covering topics such as accounting and financial disclosure; tax; treasury and cash management; auditing; Sarbanes-Oxley Act compliance; human resources issues; public company board issues and concerns; board effectiveness; audit committee issues and concerns; corporate governance; and mergers and acquisitions.

Dr. Stephen Watt
Participated in 24 hours of conferences and programs from providers including Equilar, Institute of Corporate Directors, Gowlings, KPMG and NYSE Euronext on topics including C-suite succession, compensation committee matters and board information technology oversight. Participated in 6 hours of tours of logistics-intensive facilities. Participated in 135 hours and delivered 40 hours of conferences and seminars in areas of information technology. In addition, undertook individual study on various corporate governance topics, including best practices for committee composition in various international jurisdictions.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee, in consultation with the Chair of the Board, is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The results of the evaluations are summarized and presented to the full Board. In addition, the Chair of the Corporate Governance Committee or another designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s aggregate peer evaluation results.

Succession Planning

The Corporation’s succession planning includes the identification and consideration of suitable short- and long-term candidates to hold the applicable role, including the CEO, on both an interim and permanent basis. Candidates are considered based on various factors, including executive experience, market and industry expertise, geographic location, familiarity with the Corporation’s business and customers and past successes in achieving particular corporate goals. Where interim successors are identified, they are also included within the Corporation’s Emergency Preparedness Plan.

Oversight of the Corporation’s succession planning is a shared responsibility between the Nominating Committee and Compensation Committee, with each committee being comprised entirely of independent directors. The Compensation Committee is responsible for overseeing the Corporation’s succession planning for the CEO role, as well as the Chair of the Board role. The Compensation Committee also reviews the recommendations of the CEO for the succession plans for other members of Management. The Nominating Committee is responsible for overseeing the Corporation’s succession planning for the Chair of the Board role.

Any considerations or recommendations of the Nominating Committee or Compensation Committee, as applicable, in respect of succession planning are presented to the Board for consideration at a session without Management present.

On November 26, 2013, Mr. Mesher departed the Corporation as Chair of the Board and CEO. Further to the Corporation’s established succession plans, Mr. Ryan was appointed as the successor CEO and Mr. Pagan was appointed as President and Chief Operating Officer.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2014 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and related Management’s Discussion & Analysis. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 202358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 31, 2015.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of May 1, 2014.

J. Scott Pagan President & Chief Operating Officer

SCHEDULE “A”

TEXT OF RESOLUTION REGARDING THE AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED THAT:

1.
The shareholder rights plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made effective as of May 29, 2014 between the Corporation and Computershare Investor Services Inc. (the “Rights Agent”), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated June 2, 2011 between the Corporation and the Rights Agent (the “Rights Plan Agreement”) and continues the rights issued under the Rights Plan Agreement, is hereby approved; and

2.
Any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

A-1

SCHEDULE “B”

SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of key features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan Agreement, a copy of which is available on the website of the Corporation at www.descartes.com or also on request from the Corporate Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.

(a)           Issuance of Rights

One Right was issued by the Corporation for each Common Share outstanding at the close of business on November 29, 2004, the date that the Rights Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of the Corporation after such date and prior to the earlier of the Separation Time and the Expiration Time. The Amended Rights Plan reconfirms the Rights and the Corporation’s authority to continue issuing one new Right for each Common Share issued.

Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)           Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)           Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person or such later date as may from time to time be determined by the Board; (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and (iii) the date on which a Permitted Bid ceases to qualify as such.

In any case, the Separation Time can be such later date as may from time to time be determined by the Board. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)           Acquiring Person

In general, an Acquiring Person is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Amended Rights Plan. However, in general:

(i)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
an “Exempt Acquisition” means an acquisition of Common Shares in respect of which the Board has waived the application of the Amended Rights Plan, which was made pursuant to a dividend reinvestment plan of the Corporation, which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities Beneficially Owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage Beneficially Owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, or which is made pursuant to an amalgamation arrangement, merger or other statutory procedure requiring approval of the Corporation’s shareholders;

(iii)
a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a “Pro Rata Acquisition” means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common  Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group, acting in such capacity, who are acting in connection with a distribution of securities by way of prospectus, registration statement or private placement.

(e)           Beneficial Ownership

General
In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). Generally, a Person is a Joint Actor with any Person who (i) is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares, (ii) is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose or with the intention of exercising jointly or in concert any voting rights attaching to any securities of the Corporation, or (iii) is an Associate or Affiliate of the first Person or any Person referred to in (i) or (ii).

Institutional Shareholder Exemptions from Beneficial Ownership
The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee (“Manager”) of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security solely because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the

security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement
Under the Amended Rights Plan, a Person will not be deemed to “Beneficially Own” any security solely because the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares and/or Convertible Securities (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lockup Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Amended Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares and/or Convertible Securities subject to the lock-up agreement and potentially triggering the provisions of the Amended Rights Plan.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Common Shares and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit such Common Shares and/or Convertible Securities to another Take-Over Bid or support another transaction.

(f) Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Amended Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

For example, if at the time of the Flip-in Event the Exercise Price is $75 and the Market Price of the Common Shares is $30, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $150 (that is, five Common Shares) for $75 (that is, a 50% discount from the Market Price).

(g)           Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.
no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B.
unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.
more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D.
in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in the Province of Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h)           Redemption, Waiver and Termination

(i)
Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Amended Rights Plan Agreement (the “Redemption Price”).

(ii)
Waiver of Inadvertent Acquisition. The Board acting in good faith may waive or agree to waive the application of the Amended Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a Person became an Acquiring Person under the Amended Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived or has deemed to have waived the application of the Amended Rights Plan consummates the acquisition of the Common Shares, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Amended Rights Plan has not been waived under the applicable clause, upon prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Amended Rights Plan, the Board shall be deemed to have waived the application of the Amended Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)
Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Amended Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Rights Plan to such Flip-in Event. However, if the Board waives the application of the Amended Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi)
Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.  Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(i)           Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)
if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

(b)	a subdivision or consolidation of the Common Shares,

(c)
an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation; or

(d)
if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j)           Supplements and Amendments

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Amended Rights Plan Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, any amendment, variation or deletion of or from the Amended Rights Plan Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

Under the Amended Rights Plan Agreement, such required approval of the holders of Common Shares regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of the holders of Common Shares in compliance with the Amended Rights Plan Agreement.

Under the Amended Rights Plan Agreement, such required approval of the holders of Rights regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by the holders of Rights at a meeting of such holders in compliance with the Amended Rights Plan Agreement.

The Board reserves the right to alter any terms of the Amended Rights Plan Agreement or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

(k)           Expiration

If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Rights Plan)

and the termination of the annual meeting of the shareholders in the calendar year 2017 unless at or prior to such meeting the Corporation’s shareholders ratify the continued existence of the Amended Rights Plan on the basis described below, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of the Corporation’s shareholders in the year that is three years after the year in which such ratification occurs.

At or prior to the annual meeting of the shareholders of the Corporation in the calendar year 2017, provided that a Flip-in Event (as defined in the Amended Rights Plan) has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of Amended Right Plan to: (a) the Independent Shareholders (as defined in the Amended Rights Plan) for their consideration and, if thought advisable, approval; and (b) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by the Independent Shareholders and, if the approval of all holders of Common Shares is required pursuant clause (b) of the immediately preceding sentence, the majority of the votes cast by all holders of Common Shares who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board shall, immediately upon the confirmation by the chair of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights issued and outstanding under the Rights Plan.

SCHEDULE “C”

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA AND ADJUSTED EBITDA PER DILUTED SHARE

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in the Corporation use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included the one-time charges related to the departure of Mr. Mesher, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of the Corporation’s ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed ten acquisitions since the beginning of fiscal 2012, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY14, Q3FY14, Q2FY14, Q1FY14 and Q4FY13, which we believe are the most directly comparable GAAP measures.

(US dollars in millions, other than per share amounts)	Q4FY14	Q3FY14	Q2FY14	Q1FY14	Q4FY13
Net income, as reported on Consolidated Statements of Operations	2.9	2.2	1.7	2.8	7.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	-	-
Income tax (recovery) expense	(1.5)	2.1	1.5	2.0	(3.6)
Depreciation expense	0.9	0.9	0.8	0.8	1.1
Amortization of intangible assets	4.8	4.6	4.6	4.0	4.0

C-1

Stock-based compensation and related fees and taxes	0.4	0.5	0.6	0.5	0.5
Acquisition-related expenses	0.7	0.2	0.2	0.3	0.3
Restructuring charges	0.1	0.6	1.1	-	0.2
Retirement Charges	3.3	-	-	-	-
Adjusted EBITDA	11.9	11.4	10.8	10.4	10.3

Weighted average diluted shares outstanding (thousands)	64,658	64,301	64,183	64,024	63,910
Diluted earnings per share	0.04	0.03	0.03	0.04	0.12
Adjusted EBITDA per diluted share	0.18	0.18	0.17	0.16	0.16

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our audited Consolidated Statements of Operations for the years ended January 31, 2014 and 2013, which we believe are the most directly comparable GAAP measures.

(US dollars in millions, other than per share amounts)	FY14	FY13
Net income, as reported on Consolidated Statements of Operations	9.6	16.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.0	-
Investment income	(0.1)	-
Income tax expense	4.2	1.2
Depreciation expense	3.3	2.9
Amortization of intangible assets	18.0	14.2
Stock-based compensation and related fees and taxes	2.0	1.5
Acquisition-related expenses	1.3	1.4
Restructuring charges	1.9	1.0
Retirement Charges	3.3	-
Adjusted EBITDA	44.5	38.2

Weighted average diluted shares outstanding (thousands)	64,370	63,860
Diluted earnings per share	0.15	0.25
Adjusted EBITDA per diluted share	0.69	0.60

C-2

SCHEDULE “D”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR THE BOARD OF DIRECTORS

1. PURPOSE
1.
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of The Descartes Systems Group Inc. (the “Company”). The Board, directly and through its committees, the Chair of the Board and Lead Director, as applicable, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS
1.
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence - The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors - The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Chair of the Board / Lead Director – The Chair of the Board shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under this mandate. If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as a “Lead Director” and who will facilitate the functioning of the Board independently of management and provide independent leadership to the Board.

5.
Directors’ Responsibilities – Each director is expected to use his or her best efforts to attend all meetings of the Board and any committee of which he or she is a member. Each director is expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meeting. Each director shall declare his or her interest, and abstain from voting on, matters in which the director has an interest.

6.
Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

7.
In Camera Sessions - The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which management is not present. The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which non-independent directors are not present.

3. FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

1.	Strategic Planning
a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans - The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring - At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.
General – The Board shall provide regular oversight of the Company’s enterprise risk management practices. The Board shall monitor management’s reports regarding the assessment, management and monitoring of key risks affecting the Company and the Company’s risk management/monitoring systems.

b.
Risk Factors - The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

c.
Review of Controls - The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management
a.	General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review - At least annually, the Board shall, with the assistance of the Nominating Committee and the Corporate Governance Committee, as applicable, review the Lead Director, Chair of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Governing Documents – At least annually, the Board shall, review and assess any comments or recommendations of the Corporate Governance Committee in respect of the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters and role descriptions for the Board, each Board committee, the Chief Executive Officer, the Chair of the Board and the Lead Director and their compliance with Applicable Requirements. At least annually, the Board shall review and assess any comments or recommendations of the Audit Committee on the adequacy of the Company’s audit committee charter.

c.
Director Independence - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

d.
Ethics Reporting- At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information
a.
General - At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.
General – The Board shall adopt and, at least annually, shall review the Company’s overall communications policy, including measures for communicating with and receiving feedback from the Company’s stakeholders.

b.
Disclosure - At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board
a.
Board Committees - The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.
c.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
d.
Board/Committee Communication - To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

8.	Auditors
a.	In conjunction with the Audit Committee, the Board shall review and, if advisable, select and recommend for shareholder approval the appointment of the auditors.

4. DIRECTOR ORIENTATION AND EVALUATION
1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.
2.
At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors, including the specific performance assessment findings of the Corporate Governance Committee and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE
This mandate was last revised and approved by the Board on May 1, 2014.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110 x202358
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-7037
e-mail: info@descartes.com

www.descartes.com